Exhibit 4.3
EXECUTION COPY

CREDIT AGREEMENT
dated as of October 27, 2005
among
AMERICAN WHOLESALE INSURANCE GROUP, INC.,
as Borrower,
THE FINANCIAL INSTITUTIONS PARTY HERETO,
as Lenders,
and
MADISON CAPITAL FUNDING LLC,
as Agent

MADISON CAPITAL FUNDING LLC,
as Lead Arranger

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Annexes

Annex I	Commitments and Pro Rata Shares
Annex II	Addresses

Exhibits

Exhibit A	Form of Assignment Agreement
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Note

Schedules

Schedule 1.1	EBITDA and Other Amounts
Schedule 4.1.3	Prior Debt
Schedule 5.2	No Conflict
Schedule 5.6	Litigation
Schedule 5.8	Capitalization
Schedule 5.14	Solvency
Schedule 5.16	Insurance
Schedule 5.18	Intellectual Property
Schedule 5.20	Labor Matters
Schedule 7.1	Existing Debt
Schedule 7.2	Existing Liens
Schedule 7.11	Existing Investments
Schedule 7.15	Bank Accounts

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CREDIT AGREEMENT
     Credit Agreement dated as of October 27, 2005 (as amended, restated or otherwise modified from time to time, this “Agreement”) among American Wholesale Insurance Group, Inc., a Delaware corporation (“Borrower”), the financial institutions party hereto from time to time (together with their respective successors and assigns, “Lenders”) and Madison Capital Funding LLC (in its individual capacity, “Madison”), as Agent for all Lenders.
RECITALS
     In consideration of the mutual agreements herein contained, the parties hereto agree as follows:
Section 1. Definitions; Interpretation.
          1.1. Definitions.
     When used herein the following terms shall have the following meanings:
     Acceleration Event means the occurrence of any Event of Default in respect of which all or any portion of the Loans or other Obligations have been declared, or have otherwise become, due and payable, in each case in accordance with the provisions of Section 8.2.
     Account has the meaning set forth in the Guarantee and Collateral Agreement.
     Account Debtor means any Person who is obligated to Borrower or any Subsidiary with respect to any Account.
     Acquisition means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of all or substantially all of any business or division of a Person, (b) the acquisition of in excess of 50% of the capital stock, partnership interests, membership interests or equity of any Person, or otherwise causing any Person to become a Subsidiary, or (c) a merger or consolidation or any other combination with another Person (other than a Person that is already a Subsidiary).
     Adjusted EBITDA means, as of any date of determination, the sum of (a) EBITDA of Holdings and its Subsidiaries for the twelve month period ending on the last day of the month ending on or immediately prior to such date of determination, plus (b) without duplication EBITDA for each Subsidiary, business or division acquired in an Acquisition permitted hereunder during the relevant measurement period for such measurement period, minus (c) EBITDA of each Subsidiary, business or division disposed of by the Borrower or any Subsidiary during the relevant measurement period for the portion of such measurement period prior to such disposition; provided, that, in each case, such EBITDA is supported by financial statements, tax returns or other financial data reasonably acceptable to Agent; provided, further, that for the purposes of clause (b) hereof, EBITDA of each acquired Subsidiary, business or division shall be adjusted by adjustments that are consistent with Regulation S-X or otherwise approved by Agent in its reasonable discretion.
     Adjusted Working Capital means the remainder of (a) the consolidated current assets of Holdings and its Subsidiaries minus the amount of cash and cash equivalents (other than premium cash held in trust accounts in respect of insurance premiums paid by customers) included in such consolidated current assets, minus (b) the consolidated current liabilities of Holdings and its Subsidiaries minus the amount of consolidated short-term Debt (including current maturities of long-term Debt) of Holdings and its Subsidiaries included in such consolidated current liabilities.

     Affiliate of any Person means (a) any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, (b) any officer or director of such Person and (c) with respect to any Lender, any entity administered or managed by such Lender or an Affiliate or investment advisor thereof which is engaged in making, purchasing, holding or otherwise investing in commercial loans. A Person shall be deemed to be “controlled by” any other Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of such Person whether by contract or otherwise. Unless expressly stated otherwise herein, neither Agent nor any Lender shall be deemed an Affiliate of Borrower or of any Subsidiary.
     Agent means Madison in its capacity as agent for all Lenders hereunder and any successor thereto in such capacity.
     Agreement has the meaning set forth in the Preamble.
     Applicable Margin means the applicable rate per annum corresponding to the applicable Total Debt to EBITDA Ratio, all as set forth in the following table:

	Revolving Loans
	and Term Loan		Commitment Fee
Total Debt to	Base	LIBOR
EBITDA Ratio	Rate	Rate
> 4.75	2.75%	3.75%	0.50%
> 4.00, but ≤ 4.75	2.50%	3.50%	0.50%
> 3.75, but ≤ 4.00	2.25%	3.25%	0.50%
≤ 3.75	2.00%	3.00%	0.50%
     The Applicable Margin shall be adjusted quarterly, to the extent applicable, on the date financial statements are required to be delivered pursuant to Section 6.1.2 (or, in the case of the last Fiscal Quarter of each Fiscal Year, Section 6.1.1) after the end of each related Fiscal Quarter based on the Total Debt to EBITDA Ratio as of the last day of such Fiscal Quarter. Notwithstanding the foregoing, (a) until the date that the financial statements for the Fiscal Quarter ending June 30, 2006 are required to be delivered pursuant to Section 6.1.2, the Applicable Margin shall be the rates corresponding to the Total Debt to EBITDA Ratio of > 4.00, but < 4.75 in the foregoing table, (b) if Borrower fails to deliver the financial statements required by Section 6.1.1 or 6.1.2, as applicable, and the related Compliance Certificate required by Section 6.1.3, by the date required thereunder after the end of any related Fiscal Quarter, the Applicable Margin shall be the rates corresponding to the Total Debt to EBITDA Ratio of > 4.75 in the foregoing table until such financial statements and Compliance Certificate are delivered, and (c) no reduction to the Applicable Margin shall become effective at any time when an Event of Default has occurred and is continuing (but such reduction shall become effective after all existing Events of Default have been cured or waived).
     Notwithstanding the foregoing, if the initial syndication of the Loans and the Commitments hereunder is oversubscribed within 45 days of the Closing Date as determined by Agent in its sole discretion, effective as of the date of such determination by Agent and notice thereof to Borrower and each Lender, the pricing grid set forth above shall be replaced with the following pricing grid:

	Revolving Loans
	and Term Loan		Commitment Fee
Total Debt to	Base	LIBOR
EBITDA Ratio	Rate	Rate
> 4.75	2.50%	3.50%	0.50%
> 4.00, but ≤ 4.75	2.25%	3.25%	0.50%
> 3.75, but ≤ 4.00	2.00%	3.00%	0.50%
≤ 3.75	1.75%	2.75%	0.50%
     Assignment Agreement means an agreement substantially in the form of Exhibit A.
     Authorized Officer means any of the (a) chief executive officer, (b) president, (c) chief financial officer or (d) senior financial officer.
     Base Rate means, for any day, the greater of (a) the rate of interest which is identified as the “Prime Rate” and normally published in the Money Rates section of The Wall Street Journal (or, if such rate ceases to be so published, as quoted from such other generally available and recognizable source as Agent may select) and (b) the sum of the Federal Funds Rate plus 0.5%. Any change in the Base Rate due to a change in such Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in such Prime Rate or the Federal Funds Rate.
     Base Rate Loan means any Loan which bears interest at or by reference to the Base Rate.
     Borrower has the meaning set forth in the Preamble.
     Borrower Stock Option Plan means the American Wholesale Insurance Group, Inc. 2002 Stock Option Plan, as amended.
     Borrowing Availability means, at the time of determination, an amount equal to the Revolving Loan Commitment, less such reserves and allowances as Agent deems necessary in its reasonable discretion, subject to Borrower’s consent, not to be unreasonably withheld.
     Business Day means any day on which commercial banks are open for commercial banking business in Chicago, Illinois and New York, New York, and, in the case of a Business Day which relates to a LIBOR Loan, on which dealings are carried on in the London interbank eurodollar market.
     Capital Expenditures means all expenditures which, in accordance with GAAP, would be required to be capitalized and shown on the consolidated balance sheet of Holdings, but excluding (a) expenditures made in connection with Acquisitions permitted hereunder and (b) expenditures made in connection with the purchase, replacement, substitution or restoration of assets to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced or restored, (ii) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced, (iii) with proceeds from the sale of equity securities of the direct or indirect parent company of any Loan Party and the corresponding equity investment in such Loan Party to fund the acquisition of assets thereby or (iv) resulting from the exchange or trade of assets (to the extent of the value of the traded or exchanged asset).

     Capital Lease means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of such Person.
     Cash Equivalent Investment means, at any time, (a) any evidence of Debt, maturing not more than one year after such time, issued or guaranteed by the United States Government or any agency thereof, (b) commercial paper, or corporate demand notes, in each case (unless issued by a Lender or its holding company) rated at least A-l by Standard & Poor’s Ratings Group or P-l by Moody’s Investors Service, Inc., (c) any certificate of deposit (or time deposit represented by a certificate of deposit) or banker’s acceptance maturing not more than one year after such time, or any overnight Federal Funds transaction that is issued or sold by any Lender (or by a commercial banking institution that is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $250,000,000), (d) mutual funds and money market funds whose assets are at least 95% invested in the foregoing types of investments and (e) any repurchase agreement entered into with any Lender (or commercial banking institution of the nature referred to in clause (c) above) which (i) is secured by a fully perfected security interest in any obligation of the type described in any of clauses (a) through (c) above and (ii) has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such Lender (or other commercial banking institution) thereunder.
     Closing Date means the date on which all conditions precedent set forth in Section 4.1 have been satisfied or waived in writing by Agent and Lenders.
     Collateral has the meaning set forth in the Guarantee and Collateral Agreement.
     Collateral Access Agreement means an agreement in form and substance reasonably satisfactory to Agent pursuant to which a mortgagee or lessor of real property on which Collateral is stored or otherwise located, or a warehouseman, processor or other bailee of Inventory or other property owned by Borrower or any Subsidiary, acknowledges the Liens of Agent and waives any Liens held by such Person on such property, and, in the case of any such agreement with a mortgagee or lessor, permits Agent reasonable access to and use of such real property during the continuance of an Event of Default to assemble, complete and sell any Collateral stored or otherwise located thereon.
     Collateral Documents means, collectively, the Guarantee and Collateral Agreement, each Mortgage, each Collateral Access Agreement, and each other agreement or instrument pursuant to or in connection with which Borrower, any Subsidiary or any other Person grants a security interest in any Collateral securing the Obligations to Agent for the benefit of Lenders, each as amended, restated or otherwise modified from time to time.
     Commitment means, as to any Lender, such Lender’s Pro Rata Revolving Share of the Revolving Loan Commitment, and such Lender’s Pro Rata Term Share of the Term Loan Commitment.
     Commitment Fee means the fee payable by Borrower to Lenders pursuant to Section 2.8.1.
     Compliance Certificate means a certificate substantially in the form of Exhibit B.
     Computation Period means each period of four consecutive Fiscal Quarters ending on the last day of a Fiscal Quarter.
     Consolidated Net Income means, with respect to Holdings and its Subsidiaries for any period, the consolidated net income (or loss) of Holdings and its Subsidiaries for such period.

     Contingent Obligation means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person’s obligation in respect of any Contingent Obligation shall (subject to any limitation set forth therein) be deemed to be the principal amount of the debt, obligation or other liability supported thereby.
     Controlled Group means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with Borrower, are treated as a single employer under Section 414 of the IRC or Section 4001 of ERISA.
     Debt of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, (b) all obligations of such Person as lessee under Capital Leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with GAAP, (c) all obligations of such Person to pay the deferred purchase price of property or services (including, without limitation, Earn-outs and Seller Debt, but excluding accrued expenses as determined in accordance with GAAP and trade accounts payable, in each case incurred in the ordinary course of business), (d) all indebtedness secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person, (e) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit (whether or not drawn) and banker’s acceptances issued for the account of such Person (including, without duplication, the Letters of Credit), (f) all Contingent Obligations of such Person, (g) all Hedging Obligations of such Person, (h) all indebtedness of any partnership of which such Person is a general partner, (i) all obligations of such Person under any synthetic lease transaction, where such obligations are considered borrowed money indebtedness for tax purposes but the transaction is classified as an operating lease in accordance with GAAP, and (j) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person.
     Default means any event that, if it continues uncured, will, with the lapse of any grace period or the giving of notice or both, constitute an Event of Default.
     Disposition means, as to any asset or right of Borrower or any Subsidiary, (a) any sale, lease, assignment or other transfer (other than to Borrower or any Subsidiary), (b) any loss, destruction or damage thereof or (c) any condemnation, confiscation, requisition, seizure or taking thereof, in each case excluding (i) assets subject to a Disposition which are replaced within 180 days, (ii) Dispositions, the Net Cash Proceeds of which do not in the aggregate exceed $300,000 in any Fiscal Year or $1,000,000 since the Closing Date, (iii) the sale or other transfer of Inventory or the lease or license of real or personal property or of intellectual property (as lessor or licensor), in each case in the ordinary course of business, (iv) the discount, settlement or write off of accounts receivable or overdue accounts receivable for collection in the ordinary course of business, (v) the sale or other disposition of Cash Equivalents and other Investments permitted under Section 7.11 (other than Investments in Subsidiaries), (vi) the termination, surrender or sublease of a real estate lease of a Loan Party in the ordinary course of business, or (vii) the cancellation of any intercompany indebtedness.
     Dollar and $ mean lawful money of the United States of America.
     Earn-outs means, with respect to any Person, obligations of such Person arising from an Acquisition which are payable to the seller based on the achievement of specified financial results over time.

     EBITDA means, for any period, Consolidated Net Income for such period plus any losses or minus any gains from Dispositions, extraordinary items (as defined in accordance with GAAP), discontinued operations, reappraisal, revaluation or write-up or write down of assets or from the cumulative effect of changes in accounting principles, and plus (a) to the extent deducted in determining such Consolidated Net Income, cash and non-cash interest expense, income tax expense, depreciation, amortization and charges for impairment of goodwill and other intangibles for such period, (b) prepayment and other fees and expenses with regard to the consummation of this Agreement and the repayment of the Prior Debt, inclusive of fees and expenses permitted by clause (iv) of Section 7.4, in each case to the extent deducted in determining such Consolidated Net Income, (c) non-cash expenses in the form of options, profits interests and similar interests being exercised on the Closing Date or being granted thereafter and other non-cash expense with respect to deferred compensation and stock options, (d) noncash charges in respect of write-offs of deferred financing costs and debt issuance costs, to the extent deducted in determining Consolidated Net Income for such period, (e) the aggregate amount of the Management Fee and the Advisory Fee paid during such period, (f) the aggregate amount of costs, fees and expenses paid in such period in connection with an Acquisition permitted hereunder which have not been paid to any Affiliate of Holdings, but only to the extent the aggregate amount of such costs, fees and expenses does not exceed (i) with respect to any single Acquisition, the greater of (A) 5% of the total enterprise value of the target of such Acquisition and (B) $500,000 and (ii) $2,000,000 in the aggregate with respect to all Acquisitions consummated in any Fiscal Year. Notwithstanding the foregoing, for the fiscal quarters ending March 31, 2005, June 30, 2005 and September 30, 2005, EBITDA shall be deemed to be as set forth on Schedule 1.1.
     Environmental Claims means all written claims by any governmental, regulatory or judicial authority or other Person alleging potential liability or responsibility for violation of any Environmental Law, or for release or injury to the environment or any Person or property.
     Environmental Laws means all present or future federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all binding and enforceable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case relating to any matter arising out of or relating to occupational health and safety, or pollution or protection of the environment or workplace, including any of the foregoing relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, discharge, release, control or cleanup of any Hazardous Substance.
     ERISA means the Employee Retirement Income Security Act of 1974, as amended.
     Event of Default means any of the events described in Section 8.1.
     Excess Cash Flow means, for any period, the remainder of (a) the sum of (i) EBITDA for such period, plus (ii) any net decrease in Adjusted Working Capital during such period, minus (b) the sum, without duplication, of (i) scheduled repayments of principal of Term Loans (but excluding other mandatory prepayments thereof) and other Funded Debt of Holdings and its Subsidiaries (in respect of Debt permitted in accordance with Section 7.1) made during such period, plus (ii) cash payments (not financed with the proceeds of Debt other than Revolving Loans) made in such period with respect to Capital Expenditures permitted under Section 7.14.4, plus (iii) all federal, state, local and foreign income taxes paid in cash by Borrower and the Subsidiaries and all tax distributions by Holdings to its equity holders permitted under Section 7.4 during such period, plus (iv) all Interest Expense in respect of Debt permitted in accordance with Section 7.1 paid in cash by Holdings and its Subsidiaries during such period, plus (v) all payments in respect of Earn-outs and Seller Debt made in cash by Holdings and its Subsidiaries during such period and permitted by Section 7.4, as applicable, plus (vi) any net increase in Adjusted Working Capital during such period, plus (vii) to the extent added to Consolidated Net Income in determining EBITDA for such Fiscal Year, costs, fees and expenses incurred in connection with an Acquisition permitted hereunder and actually paid in cash by Holdings and its Subsidiaries during such Fiscal Year to non-Affiliates, plus (viii) to the extent added to Consolidated Net Income in determining EBITDA for such Fiscal Year, Management Fees and Advisory Fees actually paid in cash by Holdings and its Subsidiaries during such Fiscal Year, plus (ix) to the extent not subtracted in determining EBITDA for such Fiscal Year, cash actually paid by Holdings and its Subsidiaries during such Fiscal Year in respect of any extraordinary cash losses of Holdings and its Subsidiaries during such Fiscal Year, plus (x) to the extent not subtracted in determining Net Income for such Fiscal Year, Restricted Payments made in cash during such Fiscal Year pursuant to Section 7.4(vi) or Section 7.4(ix), which are not financed with the proceeds of Debt (other than Revolving Loans) or equity. For purposes of determining any increase or decrease in Adjusted Working Capital for any period in which an Acquisition permitted hereunder has been consummated, Adjusted Working Capital shall be computed as if the target of such Acquisition had been acquired by the Borrower as of the first day of such period.
     Excluded Issuance means the sale or issuance of equity securities by Holdings (or, following a Holdings Transaction and subject to Section 8.1.10, Borrower) (i) to any Person who holds equity in Holdings as of the Closing Date, (ii) to management or directors of Holdings or any Subsidiary, or (iii) the proceeds of which are used to (A) make Capital Expenditures or (B) pay the consideration of any Acquisition permitted under Section 7.11.
     Federal Funds Rate means, for any day, a rate per annum (rounded upward to the nearest 1/100th of 1%) equal to the rate published by the Federal Reserve Bank of New York on the preceding Business Day or, if no such rate is so published, the average rate per annum, as determined by Agent, quoted for overnight Federal Funds transactions last arranged prior to such day.
     Fee Letter means, that certain letter agreement dated as October 27, 2005 by Agent and Second Lien Agent and acknowledged by Borrower, as amended, restated or otherwise modified from time to time.
     Fiscal Quarter means a fiscal quarter of a Fiscal Year.
     Fiscal Year means the fiscal year of Holdings and its Subsidiaries, which period shall be the 12-month period ending on December 31 of each year.
     Fixed Charge Coverage Ratio means, for any Computation Period, the ratio of (a) the total for such period of EBITDA minus the sum, without duplication, of all income taxes and tax distributions described in Section 7.4 paid in cash by Holdings and its Subsidiaries and all unfinanced (other than with the proceeds of Revolving Loans) Capital Expenditures to (b) the sum for such period of (i) Interest Expense paid in cash by Holdings and its Subsidiaries plus (ii) scheduled payments of principal of Debt (including the Term Loans, but excluding the Revolving Loans then due and owing during the Computation Period) plus (iii) other restricted payments made in cash pursuant to Section 7.4 (other than clause (vi) thereof) plus (iv) Earn-out payments made in cash. Notwithstanding the foregoing, for the fiscal quarters ending March 31, 2005, June 30, 2005 and September 30, 2005, income taxes, tax distributions, Capital Expenditures and all amounts set forth in clause (b) shall be deemed to be as set forth on Schedule 1.1.
     FRB means the Board of Governors of the Federal Reserve System or any successor thereto.
     Funded Debt means, as to any Person, all Debt of such Person that matures more than one year from the date of its creation (or is renewable or extendible, at the option of such Person, to a date more than one year from such date), but excluding Hedging Obligations and Earn-outs.

     GAAP means generally accepted accounting principles in effect in the United States of America set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination; provided, that Financial Account Standard No. 150 shall be disregarded for purposes of this Agreement.
     Guarantee and Collateral Agreement means the Guarantee and Collateral Agreement dated as of the Closing Date by each Loan Party signatory thereto in favor of Agent and Lenders, as amended, restated or otherwise modified from time to time.
     Hazardous Substances means hazardous waste, hazardous substance, pollutant, contaminant, toxic substance, oil, hazardous material or chemical or other hazardous or toxic substance regulated by any Environmental Law.
     Hedging Obligation means, with respect to any Person, any liability of such Person under any interest rate, currency or commodity swap agreement, cap agreement or collar agreement, and any other agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices.
     Holdings means American Wholesale Insurance Holding Company, LLC, a Delaware limited liability company.
     Holdings Transaction means (a) the transfer to the Borrower of all assets of Holdings (other than equity of the Borrower) and all (or less than all) of the liabilities of Holdings permitted to be outstanding hereunder, together with the subsequent dissolution or complete or partial liquidation of Holdings and distribution of the equity of the Borrower to the members of Holdings, (b) the merger of Holdings with and into the Borrower with the Borrower being the surviving entity, or (c) any other action reasonably acceptable to Agent and reasonably related to the creation of a Public Market in the equity of the Borrower.
     Interest Coverage Ratio means, for any Computation Period, the ratio of (a) EBITDA for such Computation Period to (b) Interest Expense paid in cash by Holdings and its Subsidiaries for such Computation Period. Notwithstanding the foregoing, for the fiscal quarters ending March 31, 2005, June 30, 2005 and September 30, 2005, Interest Expense shall be deemed to be as set forth on Schedule 1.1.
     Interest Expense means for any period the consolidated cash interest expense of Holdings and its Subsidiaries for such period (including that portion of payments on Capital Leases determined in accordance with GAAP to be characterized as interest payments).
     Interest Period means, as to any LIBOR Loan, the period commencing on the date such Loan is borrowed or continued as, or converted into, a LIBOR Loan and ending on the date one, two, three, six or, with the consent of each applicable Lender, nine or twelve months thereafter, as selected by Borrower pursuant to Section 2.2.2 or 2.2.3, as the case may be; provided that: (a) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the following Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the preceding Business Day; (b) any Interest Period that begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period; (c) Borrower may not select any Interest Period for a Revolving Loan which would extend beyond the scheduled Termination Date; and (d) Borrower may not select any Interest

Period for a Term Loan if, after giving effect to such selection, the aggregate principal amount of all Term Loans having Interest Periods ending after any date on which an installment of the Term Loans is scheduled to be repaid would exceed the aggregate principal amount of the Term Loans scheduled to be outstanding after giving effect to such repayment.
     Inventory has the meaning set forth in the Guarantee and Collateral Agreement.
     Investment means (a) the purchase of any debt or equity security of any Person, (b) the making of any loan or advance to any Person (other than trade debt incurred in the ordinary course of business), (c) becoming obligated with respect to a Contingent Obligation in respect of obligations of any Person (other than travel and similar advances to employees in the ordinary course of business) or (d) the making of an Acquisition.
     Investment Affiliate means, with respect to Sponsor, any fund or investment vehicle that (a) is organized by Sponsor for the purpose of making equity or debt investments in one or more companies and (b) is controlled by, or under common control with, Sponsor. For purposes of this definition “control” means the power to direct or cause the direction of management and policies of a Person, whether by contract or otherwise.
     IRC means the Internal Revenue Code of 1986, as amended.
     Issuing Lender means Madison, unless otherwise specified to Borrower by Madison.
     Legal Costs means, with respect to any Person, (a) all reasonable fees and charges of any counsel, accountants, auditors, appraisers, consultants and other professionals to such Person and (b) all court costs and similar legal expenses.
     Lenders has the meaning set forth in the Preamble.
     Letter of Credit has the meaning set forth in Section 2.3.1.
     Letter of Credit Fee means the fee payable by Borrower to Lenders pursuant to Section 2.8.2.
     LIBOR Loan means any Loan which bears interest at a rate determined by reference to the LIBOR Rate.
     LIBOR Rate means, with respect to any LIBOR Loan for any Interest Period, a rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to (i) the offered rate for deposits in Dollars for the applicable Interest Period and for the amount of the applicable LIBOR Loan that appears on Telerate Page 3750 at 11:00 a.m. London time (or if not, in the “Money Rates” section of The Wall Street Journal or another national publication selected by Agent) two Business Days prior to the first day of such Interest Period, divided by (ii) the sum of one minus the daily average during such Interest Period of the aggregate maximum reserve requirement (expressed as a decimal) then imposed under Regulation D of the FRB for “Eurocurrency Liabilities” (as defined therein).
     Lien means, with respect to any Person, any interest granted by such Person in any real or personal property, asset or other right owned or being purchased or acquired by such Person which secures payment or performance of any obligation and shall include any mortgage, lien, encumbrance, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

     Loan Documents means this Agreement, the Notes, the Letters of Credit, the Collateral Documents, the Fee Letter and all documents, instruments and agreements delivered in connection with the foregoing.
     Loan Party means Holdings, Borrower and each domestic Subsidiary (other than PAUSE Insurance).
     Loans means the Revolving Loans and the Term Loans.
     Madison has the meaning set forth in the Preamble.
     Management Agreement means that certain Advisory Services Agreement dated as of October 27, 2005, between Holdings and Manager.
     Manager means PCap, L.P., a Delaware limited partnership.
     Margin Stock means any “margin stock” as defined in Regulation T, U or X of the FRB.
     Material Adverse Effect means (a) a material adverse change in, or a material adverse effect upon, the financial condition, operations, assets, business or properties of Loan Parties taken as a whole, (b) a material impairment of the ability of any Loan Party to perform any of its Obligations under any Loan Document or (c) a material adverse effect upon any substantial portion of the Collateral under the Collateral Documents or upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document.
     Mortgage means a mortgage, deed of trust, leasehold mortgage or similar instrument granting Agent a Lien on a real property interest of any Loan Party, each as amended, restated or otherwise modified from time to time.
     Multiemployer Pension Plan means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which Borrower or any member of the Controlled Group may have any liability.
     Net Cash Proceeds means:
     (a) with respect to any Disposition, the aggregate cash proceeds (including cash proceeds received pursuant to policies of insurance and by way of deferred payment of principal pursuant to a note, installment receivable or otherwise, but only as and when received) received by Borrower or any Subsidiary pursuant to such Disposition net of (i) the reasonable direct costs relating to such Disposition (including the cost of preparing such assets for sale, costs incidental to the sale of such assets, sales commissions and legal, accounting and investment banking fees), (ii) taxes paid or reasonably estimated by Borrower to be payable as a result thereof (after taking into account any available tax credits or deductions arising from such sale and any tax sharing arrangements in respect thereof), (iii) amounts required to be applied to the repayment of any Debt secured by a Lien prior to the Lien of Agent on the asset subject to such Disposition and (iv) with respect to any Disposition described in clause (b) or (c) of the definition thereof, all money actually applied within 180 days to repair, replace or reconstruct damaged property or property affected by loss, destruction, damage, condemnation, confiscation, requisition, seizure or taking, all of the costs and expenses reasonably incurred in connection with the collection of such proceeds, award or other payments, and any amounts retained by or paid to parties having superior rights to such proceeds, awards or other payments; and

     (b) with respect to any issuance of equity securities, the aggregate cash proceeds received by Holdings or any of its Subsidiaries pursuant to such issuance net of the reasonable direct costs relating to such issuance (including reasonable sales and underwriter’s commission).
     Note means a promissory note executed by Borrower in favor of a Lender hereunder pursuant to this Agreement, substantially in the form of Exhibit C, as the same may be amended, restated or otherwise modified from time to time.
     Obligations means all obligations (monetary (including post-petition interest, allowed or not) or otherwise) of any Loan Party under this Agreement, any other Loan Document, any Collateral Document or any other document or instrument executed in connection herewith or therewith and all Hedging Obligations permitted hereunder which are owed to any Lender or its Affiliate, in each case howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due.
     Paid in Full means, with respect to any Obligations, (a) the payment in full in cash and performance of all such Obligations (other than contingent indemnification obligations to the extent no claim giving rise there to has been asserted), (b) the termination of all Commitments relating to such Obligations and (c) in connection with the termination of the Revolving Loan Commitment, either (i) the cancellation and return to Agent of all Letters of Credit or (ii) the cash collateralization of all Letters of Credit in accordance with the terms of this Agreement.
     PAUSE Insurance means PAUSE Insurance Services, LLC, a California limited liability company.
     PBGC means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.
     Pension Plan means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Pension Plan), and to which Borrower or any member of the Controlled Group may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.
     Person means any natural person, corporation, partnership, trust, limited liability company, association, governmental authority or unit, or any other entity, whether acting in an individual, fiduciary or other capacity.
     Prior Debt means the Debt listed on Schedule 4.1.3.
     Pro Rata Revolving Share means, with respect to any Lender, the applicable percentage (as adjusted from time to time in accordance with the terms hereof) specified opposite such Lender’s name on Annex I which corresponds to the Revolving Loan Commitment, which percentage shall be with respect to Revolving Outstandings if the Revolving Loan Commitment has terminated.
     Pro Rata Share means, with respect to any Lender, the applicable percentage (as adjusted from time to time in accordance with the terms hereof) obtained by dividing (a) the sum of (i) such Lender’s Pro Rata Revolving Share of the Revolving Loan Commitment (or if the Revolving Loan Commitment has terminated, such Lender’s Pro Rata Revolving Share of the Revolving Outstandings) and (ii) such Lender’s Pro Rata Term Share of the Term Loan Commitment (or if the Term Loan Commitment has terminated, such Lender’s Pro Rata Term Share of the Term Loan) by (b) the Total Loan Commitment.

     Pro Rata Term Share means, with respect to any Lender, the applicable percentage (as adjusted from time to time in accordance with the terms hereof) specified opposite such Lender’s name on Annex I which corresponds to the Term Loan Commitment, which percentage shall be with respect to the Term Loan if the Term Loan Commitment has terminated.
     Purchase Agreement means the Unit Purchase Agreement dated as of September 12, 2005 (the “Purchase Agreement”), by and among AmWins Holdings, LLC, a Delaware limited liability company, Holdings and each of the persons identified on Appendix A thereto and all agreements related thereto.
     Public Market means (a) a public offering of the equity securities of Holdings (or, following a Holdings Transaction, the Borrower) have been consummated and (b) any equity securities of Holdings (or, following a Holdings Transaction, the Borrower) have been distributed by means of an effective registration statement under the Securities Act of 1933, as amended.
     Related Agreements means the Second Lien Debt Documents, the Purchase Agreement and the Management Agreement.
     Related Transactions means the transactions contemplated by the Related Agreements.
     Required Lenders means Lenders having Pro Rata Shares the aggregate amount of which exceeds 50% of the Revolving Loan Commitment (or, if the Revolving Loan Commitments have been terminated, Revolving Outstandings) and outstanding Term Loans, collectively.
     Revolving Loan Commitment means $25,000,000, as reduced from time to time pursuant to the terms hereof.
     Revolving Loans has the meaning set forth in Section 2.1.1.
     Revolving Outstandings means, at any time, the sum of (a) the aggregate principal amount of all outstanding Revolving Loans, plus (b) the Stated Amount of all Letters of Credit.
     Second Lien Agent means Madison, in its capacity as Second Lien Agent, or any successor thereto in such capacity.
     Second Lien Debt means obligations of Loan Parties under the Second Lien Debt Documents.
     Second Lien Debt Documents means the Second Lien Credit Agreement, the Second Lien Subordination Agreement and any agreements, instruments and documents executed from time to time in connection therewith.
     Second Lien Subordination Agreement means the Intercreditor Agreement dated as of even date herewith by and among Second Lien Agent, Agent, Holdings, Borrower and the Subsidiaries.
     Seller Debt means unsecured debt owing to the seller in an Acquisition permitted hereunder.
     Sponsor means collectively Parthenon Investors II, L.P., Parthenon Investors III, L.P. and AmWINS Holdings, LLC, a Delaware limited partnership.
     Stated Amount means, with respect to any Letter of Credit at any date of determination, (a) the maximum aggregate amount available for drawing thereunder under any and all circumstances, plus (b) the aggregate amount of all unreimbursed payments and disbursements under such Letter of Credit.

     Subordinated Debt means any unsecured Debt of Holdings or any of its Subsidiaries which is subordinated to the Obligations and which has subordination terms, covenants, pricing and other terms which have been approved in writing by Agent in its reasonable discretion.
     Subsidiary means, with respect to any Person, a corporation, partnership, limited liability company or other entity of which such Person owns, directly or indirectly, such number of outstanding shares or other equity interests as to have more than 50% of the ordinary voting power for the election of directors or other managers of such corporation, partnership, limited liability company or other entity. Unless the context otherwise requires, each reference to Subsidiaries herein shall be a reference to Subsidiaries of Holdings.
     Term Loan Commitment means $123,000,000.
     Term Loan Maturity Date means the earliest of (i) October 27, 2011, and (ii) the date on which the Commitments terminate pursuant to Section 8.
     Term Loan has the meaning set forth in Section 2.1.2. When used in the plural, such term shall mean the several portions of such Loan held by the Lenders.
     Termination Date means the earlier of (i) October 27, 2010, and (ii) the date on which the Revolving Loan Commitment terminates pursuant to Section 2.9 or 8.
     Total Debt means all Funded Debt of Holdings and its Subsidiaries, determined on a consolidated basis.
     Total Debt to EBITDA Ratio means, as of the last day of any Fiscal Quarter, the ratio of (a) Total Debt as of such day to (b) Adjusted EBITDA for the Computation Period ending on such day.
     Total Loan Commitment means $148,000,000, as reduced by (i) any reduction in the Revolving Loan Commitment from time to time pursuant to the terms hereof and (ii) any reduction in principal with respect to the Term Loan.
     Wholly-Owned Subsidiary means, as to any Person, another Person all of the equity interests of which (except directors’ or employees’ qualifying shares or other minimal share allocations required by the law of the jurisdiction of organization or allocated for tax considerations) are at the time directly or indirectly owned by such Person and/or another Wholly-Owned Subsidiary of such Person.
          1.2. Interpretation.
     In the case of this Agreement and each other Loan Document, (a) the meanings of defined terms are equally applicable to the singular and plural forms of the defined terms; (b) Annex, Exhibit, Schedule and Section references are to such Loan Document unless otherwise specified; (c) the term “including” is not limiting and means “including but not limited to”; (d) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”, and the word “through” means “to and including”; (e) unless otherwise expressly provided in such Loan Document, (i) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document, and (ii) references to any statute or regulation shall be construed as including all statutory and regulatory provisions amending, replacing, supplementing or interpreting such statute or regulation; (f) this Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, all of which are cumulative and each shall be performed in accordance with its terms; and (g) this Agreement and the other Loan Documents are the result of negotiations among and have been reviewed by counsel to Agent, Borrower, Lenders and the other parties hereto and thereto and are the products of all parties; accordingly, they shall not be construed against Agent or Lenders merely because of Agent’s or Lenders’ involvement in their preparation.
          1.3. Accounting Changes.
     It is understood that all financial statements delivered pursuant to Section 6.1 shall be prepared in accordance with GAAP as in effect on the date of their respective preparation. In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms, Borrower and Agent shall enter into negotiations in order to amend such provisions of this Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower, the Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the Securities and Exchange Commission (or successors thereto or agencies with similar functions).
Section 2. Credit Facilities.
          2.1. Commitments.
     On and subject to the terms and conditions of this Agreement, each Lender, severally and for itself alone, agrees as follows:
          2.1.1. Revolving Loan Commitments.
     Each Lender will make loans to Borrower on a revolving basis (“Revolving Loans”) from time to time and Borrower may repay such loans from time to time until the Termination Date in such Lender’s applicable Pro Rata Revolving Share of such aggregate amounts as Borrower may request from all Lenders; provided, that after giving effect to such Revolving Loans, the Revolving Outstandings will not at any time exceed Borrowing Availability.
          2.1.2. Term Loan Commitments.
     Each Lender agrees to make a loan to Borrower (each such loan, a “Term Loan”) on the Closing Date in such Lender’s applicable Pro Rata Term Share of the Term Loan Commitment. The Commitments of Lenders to make Term Loans shall terminate concurrently with the making of the Term Loans on the Closing Date. Term Loans which are repaid or prepaid by Borrower, in whole or in part, may not be reborrowed.
          2.2. Loan Procedures.
          2.2.1. Loan Types.
     Each Loan shall be either a Base Rate Loan or a LIBOR Loan, as Borrower shall specify in the related notice of borrowing or conversion pursuant to Section 2.2.2 or 2.2.3; provided, that Borrower may not request that a Loan be a LIBOR Loan if an Event of Default exists. Base Rate Loans and LIBOR Loans may be outstanding at the same time, provided that not more than five different Interest Periods shall exist among outstanding LIBOR Loans at any one time. All borrowings, conversions and repayments of Revolving Loans shall be effected so that each Lender will have a ratable share (according to its Pro Rata Revolving Share) of all Revolving Loans and all Interest Periods of LIBOR Loans. Notwithstanding the foregoing or any other provision of this Agreement, prior to the earlier of (a) 90 days after the Closing Date and (b) the date that Agent notifies Borrower that it has completed its primary syndication of the Loans and the Commitments, Borrower may not select any Interest Period for a LIBOR Loan which is longer than one month.
          2.2.2. Borrowing.
          Borrower shall give written notice or telephonic notice (followed promptly by written confirmation thereof) to Agent of each proposed borrowing of a Revolving Loan not later than (a) in the case of a Base Rate borrowing, 1:00 p.m. Chicago time on the proposed date of such borrowing, and (b) in the case of a LIBOR borrowing, 1:00 p.m. Chicago time at least three Business Days prior to the proposed date of such borrowing. Each such notice shall be effective upon receipt by Agent, shall be irrevocable, and shall specify the date, amount and type of borrowing and, in the case of a LIBOR borrowing, the initial Interest Period therefor. Promptly upon receipt of such notice, Agent shall advise each Lender with a Revolving Loan Commitment thereof in writing. Not later than 2:00 p.m. Chicago time on the date of a proposed Revolving Loan borrowing, each Lender with a Revolving Loan Commitment shall provide Agent at the office specified by Agent with immediately available funds covering such Lender’s applicable Pro Rata Revolving Share of such borrowing and, so long as Agent has not received written notice that the conditions precedent set forth in Section 4 with respect to such borrowing have not been satisfied, Agent shall pay over the funds received by Agent to Borrower on the requested borrowing date. Each borrowing shall be on a Business Day. Each Base Rate borrowing shall be in an aggregate amount of at least $100,000 and an integral multiple of $50,000, and each LIBOR borrowing shall be in an aggregate amount of at least $100,000 and an integral multiple of at least $50,000.
          2.2.3. Conversion; Continuation.
          (a) Subject to Section 2.2.1, Borrower may, upon irrevocable written notice to Agent in accordance with clause (b) below, elect (i) as of any Business Day, to convert any Loans (or any part thereof in an aggregate amount of not less than $100,000 or a higher integral multiple of $50,000) into Loans of the other type or (ii) as of the last day of the applicable Interest Period, to continue any LIBOR Loans having Interest Periods expiring on such day (or any part thereof in an aggregate amount not less than $100,000 or a higher integral multiple of $50,000) for a new Interest Period; provided that any conversion of a LIBOR Loan on a day other than the last day of an Interest Period therefor shall be subject to Section 3.5.
          (b) Borrower shall give written or telephonic notice (followed promptly by written confirmation thereof) to Agent of each proposed conversion or continuation not later than (i) in the case of conversion into Base Rate Loans, 1:00 p.m. Chicago time on the proposed date of such conversion and (ii) in the case of conversion into or continuation of LIBOR Loans, 1:00 p.m. Chicago time at least three Business Days prior to the proposed date of such conversion or continuation, specifying in each case: (i) the proposed date of conversion or continuation; (ii) the aggregate amount of Loans to be converted or continued; (iii) the type of Loans resulting from the proposed conversion or continuation; and (iv) in the case of conversion into, or continuation of, LIBOR Loans, the duration of the requested Interest Period therefor.
          (c) If upon the expiration of any Interest Period applicable to LIBOR Loans, Borrower has failed to select timely a new Interest Period to be applicable to such LIBOR Loans, Borrower shall be deemed to have elected to convert such LIBOR Loans into Base Rate Loans effective on the last day of such Interest Period.
          (d) Agent will promptly notify each applicable Lender of its receipt of a notice of conversion or continuation pursuant to this Section 2.2.3 or, if no timely notice is provided by Borrower, of the details of any automatic conversion.
          2.3. Letters of Credit.
          2.3.1. Commitment.
          At the request of Borrower, Issuing Lender will issue from time to time before the date which is 30 days prior to the Termination Date either (at Issuing Lender’s election) (a) standby letters of credit or (b) participation agreements confirming payment to issuers (reasonably acceptable to Issuing Lender) of standby letters of credit, in each case for the account of Borrower or any Subsidiary and containing terms and conditions which are consistent with this Agreement and reasonably satisfactory to Issuing Lender (each such letter of credit or participation agreement, a “Letter of Credit”). After giving effect to each such issuance, (i) the aggregate Stated Amount of all Letters of Credit shall not at any time exceed $5,000,000 and (ii) Revolving Outstandings will not at any time exceed Borrowing Availability.
          2.3.2. Application.
          Borrower shall give notice to Agent and Issuing Lender of the proposed issuance of each Letter of Credit on a Business Day which is at least five Business Days (or such lesser number of days as Agent and Issuing Lender shall agree) prior to the proposed date of issuance of such Letter of Credit. Each such notice shall be accompanied by a Letter of Credit application in Issuing Lender’s form (or, as the case may be, in the form of application of the underlying letter of credit), duly executed by Borrower and in all respects reasonably satisfactory to Agent and Issuing Lender, together with such other documentation as Agent or Issuing Lender may reasonably request in support thereof, it being understood that each Letter of Credit application (or, as the case may be, form of application of underlying letter of credit) shall specify, among other things, the date on which the proposed Letter of Credit is to be issued, and the expiration date of such Letter of Credit (which shall not be later than the earlier to occur of (a) unless otherwise agreed to by the Issuer and the Agent, in their sole discretion, one year after the date of issuance thereof and (b) 30 days prior to the scheduled Termination Date). So long as Issuing Lender has not received written notice that the conditions precedent set forth in Section 4 with respect to the issuance of such Letter of Credit have not been satisfied, Issuing Lender shall issue such Letter of Credit on the requested issuance date. Issuing Lender shall promptly advise Agent of the issuance of each Letter of Credit and of any amendment thereto, extension thereof or event or circumstance changing the amount available for drawing thereunder. In the event of any inconsistency between the terms of any Letter of Credit application and the terms of this Agreement, the terms of this Agreement shall control. Issuing Lender shall deliver to Agent upon its request a list of all outstanding Letters of Credit issued by Issuing Lender, together with such information related thereto as Agent may reasonably request.
          2.3.3. Reimbursement Obligations.
          (a) Borrower hereby unconditionally and irrevocably agrees to reimburse Issuing Lender for each payment or disbursement made by Issuing Lender under any Letter of Credit honoring any demand for payment made thereunder, in each case on the date that such payment or disbursement is made. Issuing Lender shall promptly notify Borrower and Agent whenever any demand for payment is made under any Letter of Credit; provided that the failure of Issuing Lender to so notify Borrower shall not affect the rights of Issuing Lender or Lenders in any manner whatsoever. Any amount not reimbursed on the date of such payment or disbursement (whether or not through the making of a Loan pursuant to

Section 2.3.4) shall bear interest from the date of such payment or disbursement to the date that Issuing Lender is reimbursed by Borrower therefor, payable on demand, at the interest rate per annum from time to time in effect for Revolving Loans which are Base Rate Loans.
          (b) Borrower’s reimbursement obligations hereunder shall be irrevocable and unconditional under all circumstances, including (i) any lack of validity or enforceability of any Letter of Credit, this Agreement or any other Loan Document, (ii) the existence of any claim, set-off, defense or other right which any Loan Party may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), Agent, Issuing Lender, any Lender or any other Person, whether in connection with any Letter of Credit, this Agreement, any other Loan Document, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between any Loan Party and the beneficiary named in any Letter of Credit), (iii) the validity, sufficiency or genuineness of any document which Issuing Lender (or, as applicable, the issuer of any underlying letter of credit) has reasonably determined complies on its face with the terms of the applicable Letter of Credit (or, if applicable, underlying letter of credit), even if such document should later prove to have been forged, fraudulent, invalid or insufficient in any respect or any statement therein shall have been untrue or inaccurate in any respect, or (iv) the surrender or impairment of any security for the performance or observance of any of the terms hereof.
          2.3.4. Participations in Letters of Credit.
          (a) Concurrently with the issuance of each Letter of Credit, Issuing Lender shall be deemed to have sold and transferred to each other Lender with a Revolving Loan Commitment, and each other Lender with a Revolving Loan Commitment shall be deemed irrevocably and unconditionally to have purchased and received from Issuing Lender, without recourse or warranty, an undivided interest and participation, to the extent of such Lender’s Pro Rata Revolving Share, in such Letter of Credit and Borrower’s reimbursement obligations with respect thereto. If Borrower does not pay any reimbursement obligation when due, then Borrower shall be deemed to have immediately requested that Lenders with a Revolving Loan Commitment make a Revolving Loan which is a Base Rate Loan in a principal amount equal to such reimbursement obligation. Agent shall promptly notify Lenders that have a Revolving Loan Commitment of such deemed request and, without the necessity of compliance with the requirements of Section 2.2.2 or 4.2, each such Lender shall make available to Agent its Pro Rata Revolving Share of such Loan. The proceeds of such Loan shall be paid over by Agent to Issuing Lender for the account of Borrower in satisfaction of such reimbursement obligations.
          (b) If Issuing Lender makes any payment or disbursement under any Letter of Credit and (i) Borrower has not reimbursed Issuing Lender in full for such payment or disbursement in accordance with Section 2.3.3, (ii) a Revolving Loan may not be made pursuant to Section 2.3.4(a) or (iii) any reimbursement received by Issuing Lender from Borrower is or must be returned or rescinded upon or during any bankruptcy or reorganization of any Loan Party or otherwise, each other Lender with a Revolving Loan Commitment shall be irrevocably and unconditionally obligated to pay to Agent for the account of Issuing Lender its Pro Rata Revolving Share of such payment or disbursement (but no such payment shall diminish the Obligations of Borrower under Section 2.3.3). Upon notice from Issuing Lender to Agent that it has not received any such amount, Agent shall promptly notify each such other Lender thereof. To the extent any Lender shall not have made such amount available to Agent by 2:00 p.m. Chicago time on the Business Day on which such Lender receives notice from Agent of such payment or disbursement (it being understood that any such notice received after 12:00 noon Chicago time on any Business Day shall be deemed to have been received on the next following Business Day), such Lender agrees to pay interest on such amount to Agent for Issuing Lender’s account forthwith on demand, for each day from the date such amount was to have been delivered to Agent to the date such amount is paid, at a rate per annum equal to (x) for the first 3 days after demand, the Federal Funds Rate from time to time in effect and (y) thereafter, the Base Rate from time to time in effect for Revolving Loans. Any Lender’s failure to make available to Agent its Pro Rata Revolving Share of any such payment or disbursement shall not relieve any other Lender of its obligation hereunder to make available to Agent such other Lender’s Pro Rata Revolving Share of such payment, but no Lender shall be responsible for the failure of any other Lender to make available to Agent such other Lender’s Pro Rata Revolving Share of any such payment or disbursement.
          2.4. Commitments Several.
     The failure of any Lender to make a requested Loan on any date shall not relieve any other Lender of its obligation (if any) to make a Loan on such date, but no Lender shall be responsible for the failure of any other Lender to make any Loan to be made by such other Lender.
          2.5. Certain Conditions.
     Notwithstanding any other provision of this Agreement, no Lender shall have an obligation to make any Loan, or to permit the continuation of or any conversion into any LIBOR Loan, and Issuing Lender shall not have any obligation to issue any Letter of Credit, if (i) an Event of Default or Default exists or (ii) the funding of such Loan or issuance of such Letter of Credit (as applicable) would cause the Revolving Outstandings to exceed Borrowing Availability.
          2.6. Loan Accounting.
          2.6.1. Recordkeeping.
          Agent, on behalf of each Lender, shall record in its records the date and amount of each Loan made by each Lender, each repayment or conversion thereof and, in the case of each LIBOR Loan, the dates on which each Interest Period for such Loan shall begin and end. The aggregate unpaid principal amount so recorded shall be rebuttably presumptive evidence of the principal amount of the Loans owing and unpaid. The failure to so record any such amount or any error in so recording any such amount shall not, however, limit or otherwise affect the Obligations of Borrower hereunder or under any Note to repay the principal amount of the Loans hereunder, together with all interest accruing thereon.
          2.6.2. Notes.
          At the request of any Lender, the Loans of such Lender shall be evidenced by a Note, payable to the order of such Lender in a face principal amount equal to the sum of such Lender’s Pro Rata Share of the Total Loan Commitment.
          2.7. Interest.
          2.7.1. Interest Rates.
          Borrower promises to pay interest on the unpaid principal amount of each Loan for the period commencing on the date of such Loan until such Loan is paid in full as follows: (a) at all times while such Loan is a Base Rate Loan, at a rate per annum equal to the sum of the Base Rate from time to time in effect plus the Applicable Margin for Base Rate Loans; and (b) at all times while such Loan is a LIBOR Loan, at a rate per annum equal to the sum of the LIBOR Rate applicable to each Interest Period for such Loan plus the Applicable Margin for LIBOR Loans; provided that (i) at any time an Event of Default exists, if requested by Required Lenders, the Applicable Margin corresponding to each Loan shall be increased by 2% (and, in the case of Obligations not subject to an Applicable Margin, such Obligations shall bear interest at the Base Rate applicable to Revolving Loans plus the Applicable Margin for Base

Rate Loans plus 2%), (ii) upon the occurrence of an Event of Default under Section 8.1.1 or 8.1.3, such increase shall occur automatically, and (iii) any such increase may thereafter be rescinded by Required Lenders, notwithstanding Section 10.1. In no event shall charges constituting interest payable by Borrower to Agent and Lenders exceed the maximum amount or the rate permitted under any applicable law or regulation, and if any such part or provision of this Agreement is in contravention of any such law or regulation, such part or provision shall be deemed amended to conform thereto.
          2.7.2. Interest Payment Dates.
          Accrued interest on each Base Rate Loan shall be payable in arrears on the first day of each calendar month and at maturity. Accrued interest on each LIBOR Loan shall be payable on the last day of each Interest Period relating to such Loan (and, in the case of a LIBOR Loan with an Interest Period in excess of three months, on the last day of each three-month interval of such Interest Period), upon a prepayment of such Loan in accordance with Section 2.10 and at maturity. After maturity and at any time an Event of Default exists, accrued interest on all Loans shall be payable on demand.
          2.7.3. Setting and Notice of LIBOR Rates.
          The applicable LIBOR Rate for each Interest Period shall be determined by Agent, and notice thereof shall be given by Agent promptly to Borrower and each Lender. Each determination of the applicable LIBOR Rate by Agent shall be conclusive and binding upon the parties hereto, in the absence of demonstrable error. Agent shall, upon written request of Borrower or any Lender, deliver to Borrower or such Lender a statement showing the computations used by Agent in determining any applicable LIBOR Rate hereunder.
          2.7.4. Computation of Interest.
          Interest shall be computed for the actual number of days elapsed on the basis of a year of (a) 360 days for interest calculated at the LIBOR Rate and (b) 365/366 days for interest calculated at the Base Rate. The applicable interest rate for each Base Rate Loan shall change simultaneously with each change in the Base Rate.
          2.8. Fees.
          2.8.1. Commitment Fee.
          For the period from the Closing Date to the Termination Date, Borrower agrees to pay to Agent, for the account of each Lender according to such Lender’s Pro Rata Revolving Share (as adjusted from time to time), a Commitment Fee equal to the Applicable Margin for the Commitment Fee in effect from time to time multiplied by the amount by which the Revolving Loan Commitment exceeds the average daily Revolving Outstandings. The Commitment Fee shall be payable in arrears on the last day of each calendar quarter and on the Termination Date for any period then ending for which the Commitment Fee shall not have previously been paid. The Commitment Fee shall be computed for the actual number of days elapsed on the basis of a year of 360 days.
          2.8.2. Letter of Credit Fees.
          (a) Borrower agrees to pay to Agent, for the account of each Lender according to such Lender’s Pro Rata Revolving Share (as adjusted from time to time), a Letter of Credit Fee equal to the Applicable Margin for Revolving Loans which are LIBOR Loans multiplied by the Stated Amount of each Letter of Credit. Each Letter of Credit Fee shall be payable in arrears on the last day of each calendar month and on the Termination Date (or such later date on which such Letter of Credit expires or is terminated) for the period from the date of the issuance of each Letter of Credit (or the last day on which the Letter of Credit Fee was paid with respect thereto) to the date such payment is due or, if earlier, the date on which such Letter of Credit expired or was terminated. Each Letter of Credit Fee shall be computed for the actual number of days elapsed on the basis of a year of 360 days.
          (b) In addition, with respect to each Letter of Credit, Borrower agrees to pay to Issuing Lender, for its own account, (i) such fees and expenses as Issuing Lender customarily requires (or, as the case may be, is required to pay to the issuer of the letter of credit) in connection with the issuance, negotiation, processing and/or administration of letters of credit in similar situations and (ii) a letter of credit fronting fee in the amount and at the times agreed to by Borrower and Issuing Lender.
          2.8.3. Agent’s Fees.
          Borrower agrees to pay to Agent, on the Closing Date and on certain other dates pursuant to the Fee Letter and as otherwise agreed to from time to time by Borrower and Agent, fees in the amounts agreed to between Borrower and Agent.
          2.9. Commitment Reduction.
          2.9.1. Voluntary Reduction or Termination of Revolving Loan Commitment.
          Borrower may from time to time on at least two Business Days’ prior written notice received by Agent (which shall promptly advise each Lender thereof) permanently reduce the Revolving Loan Commitment to an amount not less than the Revolving Outstandings. Any such reduction shall be in an amount not less than $1,000,000 or a higher integral multiple of $500,000. Concurrently with any reduction of the Revolving Loan Commitment to zero, Borrower shall pay all interest on the Revolving Loans, all commitment fees and all letter of credit fees and shall cash collateralize in full all Obligations arising with respect to the Letters of Credit in a manner acceptable to Agent.
          2.9.2. Mandatory Reduction of Revolving Loan Commitment.
          On the date of any mandatory prepayment pursuant to Section 2.10.2, the Revolving Loan Commitment shall be permanently reduced by the amount of such mandatory prepayment applied to prepay the Revolving Loans pursuant to Section 2.10.2.
          2.9.3. All Reductions of Revolving Loan Commitment.
          All reductions of the Revolving Loan Commitment shall reduce the Commitments pro rata among Lenders according to their respective Pro Rata Revolving Shares of the Revolving Loan Commitment.
          2.10. Prepayment.
          2.10.1. Voluntary Prepayment.
          Borrower may from time to time, on at least one Business Day’s written notice or telephonic notice (followed promptly by written confirmation thereof) to Agent (which shall promptly advise each Lender thereof) not later than 1:00 p.m. Chicago time on such day, prepay the Loans in whole or in part. Such notice to Agent shall specify the Loans to be prepaid and the date and amount of prepayment. Any such partial prepayment shall be in an amount equal to $100,000 or a higher integral multiple of $50,000. All prepayments of Term Loans pursuant to this Section 2.10.1 shall be applied pursuant to Section 2.10.3.

          2.10.2. Mandatory Prepayment.
          (a) Borrower shall (x) prepay the Term Loans until Paid in Full and (y) thereafter repay the Revolving Loans, in each case at the following times and in the following amounts:
          (i) within 3 Business Days after the receipt by Holdings or any of its Subsidiaries of any Net Cash Proceeds from any Disposition, in an amount equal to such Net Cash Proceeds;
          (ii) concurrently with the receipt by Holdings or any of its Subsidiaries of any Net Cash Proceeds from any issuance of its equity securities (excluding equity securities that are issued pursuant to Section 7.10(a) and (b) or in an Excluded Issuance) in an amount equal to 50% of such Net Cash Proceeds; provided, however, that if the Total Debt to EBITDA Ratio on the last day of the most recently completed Fiscal Quarter (after giving pro forma effect to any mandatory prepayment to be made as a result of such equity issuance (but using a 25% prepayment percentage)) is less than or equal to 2.75:1.00, then the amount of such prepayment shall be reduced to an amount equal to 25% of such Net Cash Proceeds; and
          (iii) within 10 Business Days after the date on which the audited financial statements are required to be delivered under Section 6.1.1 following the end of each Fiscal Year (commencing with Fiscal Year 2006), in an amount equal to (A) 75% of Excess Cash Flow for such Fiscal Year (or, if as of the end of such Fiscal Year, the Total Debt to EBITDA Ratio is less than 3.75 to 1.00, 50% of Excess Cash Flow) minus (B) voluntary prepayments of Revolving Loans with a corresponding permanent reduction of Revolving Loan Commitments pursuant to Section 2.9.1 and voluntary prepayments of the Term Loans pursuant to Section 2.10.1 during such period minus (C) the lesser of (1) cash consideration paid during such period with respect to Acquisitions permitted hereunder and (2) 25% of Excess Cash Flow for such Fiscal Year.
          (b) If on any day the Revolving Outstandings exceed Borrowing Availability, whether pursuant to a reduction of the Revolving Loan Commitment pursuant to Section 2.9.2 or otherwise, Borrower shall promptly, but in any event within 3 Business Days, prepay Revolving Loans and/or cash collateralize the outstanding Letters of Credit in a manner acceptable to Agent, or do a combination of the foregoing, in an amount sufficient to eliminate such excess; provided, that if the Revolving Outstandings exceed Borrower Availability due to an increase in the reserves imposed by the Agent, then the Borrower shall promptly pay an amount sufficient to eliminate such excess within 10 Business Days.
          2.10.3. All Prepayments.
          (a) Any prepayment of a LIBOR Loan on a day other than the last day of an Interest Period therefor shall include interest on the principal amount being repaid and shall be subject to Section 3.5. All prepayments of a Loan shall be applied first to that portion of such Loan comprised of Base Rate Loans and then to that portion of such Loan comprised of LIBOR Loans, in direct order of Interest Period maturities. All prepayments of the Term Loans shall be applied first in direct order of maturities to all installments thereof due in the next 12 months and then pro rata to the remaining installments thereof.
          (b) Borrower shall give written notice or telephonic notice (followed promptly by written confirmation thereof) to Agent not later than 1:00 p.m. Chicago time at least one Business Day prior to each mandatory prepayment pursuant to clause (a) of Section 2.10.2, and Agent shall promptly notify each Lender of such notice.

          2.11. Repayment.
          2.11.1. Revolving Loans.
          The Revolving Loans shall be paid, for the account of each Lender according to its Pro Rata Revolving Share thereof, in full on the Termination Date.
          2.11.2. Term Loan.
          The Term Loan shall be paid, for the account of each Lender according to its Pro Rata Term Share thereof, in the installments and on the dates set forth below:

Date	Installment
December 31, 2005	$307,500
March 31, 2006	$307,500
June 30, 2006	$307,500
September 30, 2006	$307,500
December 31, 2006	$307,500
March 31, 2007	$307,500
June 30, 2007	$307,500
September 30, 2007	$307,500
December 31, 2007	$307,500
March 31, 2008	$307,500
June 30, 2008	$307,500
September 30, 2008	$307,500
December 31, 2008	$307,500
March 31, 2009	$307,500
June 30, 2009	$307,500
September 30, 2009	$307,500
December 31, 2009	$307,500
March 31, 2010	$307,500
June 30, 2010	$307,500
September 30, 2010	$307,500
December 31, 2010	$307,500
March 31, 2011	$307,500
June 30, 2011	$307,500
September 30, 2011	$307,500
October 27, 2011	Remaining outstanding principal balance of Term Loan

Notwithstanding the foregoing, the outstanding principal balance of the Term Loan shall be paid in full on the Term Loan Maturity Date.
          2.12. Payment.
          2.12.1. Making and Settlement of Payments.
          All payments of principal of or interest on the Notes, and of all fees, shall be made by Borrower to Agent without setoff, recoupment or counterclaim and in immediately available funds at the office specified by Agent not later than 2:00 p.m. Chicago time on the date due, and funds received after that hour shall be deemed to have been received by Agent on the following Business Day. Agent shall promptly remit to each Lender its share of all principal payments received in collected funds by Agent for the account of such Lender. On the first Business Day of each week, or more frequently as Agent may elect (each such day being a “Settlement Date”), Agent will notify each Lender with a Revolving Loan Commitment in writing of the amount of such Lender’s actual share of the Revolving Loans as of the close of business of the Business Day immediately preceding the Settlement Date. In the event that payments are necessary to adjust the amount of such Lender’s actual share of the Revolving Loans to equal such Lender’s Pro Rata Revolving Share of the Revolving Loans as of any Settlement Date, such Lender will pay to Agent, or Agent will pay to such Lender (as applicable) the amount necessary in same day funds by wire transfer to the other’s account not later than 3:00 p.m. Chicago time on the Business Day following the Settlement Date. On the first Business Day of each month (each, an “Interest Settlement Date”), Agent will notify each Lender in writing of the amount of such Lender’s applicable (i) Pro Rata Revolving Share of interest and fees on the Revolving Outstandings and Revolving Loan Commitment and (ii) Pro Rata Term Share of interest and fees on the Term Loan, in each case as of the end of the last day of the immediately preceding month. Provided that such Lender has made all payments required to be made by it under this Agreement, Agent will pay to such Lender, by wire transfer to such Lender’s account not later than 3:00 p.m. Chicago time on the next Business Day following the Interest Settlement Date, such Lender’s Pro Rata Revolving Share and Pro Rata Term Share, as applicable, of interest and fees, in each instance, received by Agent for the immediately preceding month. All payments under Section 3.2 shall be made by Borrower directly to each Lender entitled thereto.
          2.12.2. Application of Payments and Proceeds.
          (a) Except as set forth in Section 2.10.2 and Section 2.10.3, and subject to the provisions of Section 2.12.2(b) below, each payment of principal shall be applied to such Loans as Borrower shall direct by notice to be received by Agent on or before the date of such payment or, in the absence of such notice, as Agent shall determine in its discretion. Concurrently with each remittance to any Lender of its share of any such payment, Agent shall advise such Lender as to the application of such payment.
          (b) If an Event of Default shall have occurred and be continuing but an Acceleration Event shall not exist, notwithstanding anything herein or in any other Loan Document to the contrary, Agent shall apply all or any part of payments in respect of the Obligations and proceeds of Collateral, in each case as received by Agent, to the payment of the Obligations in such order as directed by Borrower; provided, that notwithstanding such direction, Required Lenders may direct Agent to apply such payments and/or proceeds in accordance with paragraph (c) below.
          (c) If (i) an Acceleration Event shall have occurred and be continuing or (ii) Agent shall have received the proceeds of any Collateral as a result of the exercise of any remedies, then notwithstanding anything herein or in any other Loan Document to the contrary, Agent shall apply all or any part of payments in respect of the Obligations and proceeds of Collateral, in each case as received by Agent, to the payment of the Obligations in the following order:

     (i) FIRST, to the payment of all fees, costs, expenses and indemnities due and owing to Agent under this Agreement or any other Loan Document, and any other Obligations owing to Agent in respect of sums advanced by Agent to preserve or protect the Collateral or to preserve or protect its security interest in the Collateral (whether or not such Obligations are then due and owing to Agent), until Paid in Full;
     (ii) SECOND, to the payment of all fees (excluding Commitment Fees and Letter of Credit Fees), costs, expenses and indemnities due and owing to Lenders pro rata based on each applicable Lender’s Pro Rata Share thereof, until Paid in Full;
     (iii) THIRD, to the payment of all Commitment Fees and Letter of Credit Fees, and all accrued and unpaid interest due and owing to Lenders, pro rata based on each applicable Lender’s Pro Rata Share thereof, until Paid in Full;
     (iv) FOURTH, to the payment of all principal of the Loans, then due and owing and to cash collateralize Obligations in respect of outstanding Letters of Credit in a manner consistent with the provisions of Section 8.2, pro rata based on each applicable Lender’s Pro Rata Share thereof, until Paid in Full;
     (v) FIFTH, to the payment of all Hedging Obligations due and owing to any Lender or its Affiliates, pro rata in accordance with each applicable Lender’s (or one of its Affiliate’s) share thereof, until Paid in Full; and
     (vi) SIXTH, to the payment of all other Obligations owing to each Lender, pro rata based on each applicable Lender’s Pro Rata Share thereof, until Paid in Full.
          2.12.3. Payment Dates.
          If any payment of principal or interest with respect to any of the Loans, or of any fees, falls due on a day which is not a Business Day, then such due date shall be extended to the immediately following Business Day (unless, in the case of a LIBOR Loan, such immediately following Business Day is the first Business Day of a calendar month, in which case such due date shall be the immediately preceding Business Day) and, in the case of principal, additional interest shall accrue and be payable for the period of any such extension.
          2.12.4. Set-off.
          Borrower agrees that Agent and each Lender have all rights of set-off and bankers’ lien provided by applicable law, and in addition thereto, Borrower agrees that at any time an Event of Default has occurred and is continuing, Agent and each Lender may apply to the payment of any Obligations of Borrower hereunder then due and owing, any and all balances, credits, deposits, accounts or moneys of Borrower then or thereafter with Agent or such Lender. Notwithstanding the foregoing, no Lender shall exercise any rights described in the preceding sentence without the prior written consent of Agent.
          2.12.5. Proration of Payments.
          If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of set-off or otherwise, on account of (a) principal of or interest on the Revolving Outstandings or the Term Loan, but excluding (i) any payment pursuant to Section 3.1, 3.2, 3.7 or 10.8 and (ii) payments of interest on any Base Rate Loan referred to in the last sentence of Section 3.4, or (b) its participation in any Letter of Credit) in excess of its applicable Pro Rata Revolving Share or Pro Rata Term Share, respectively, of payments and other recoveries obtained by all Lenders on account of principal of and interest on such Revolving Loans or Term Loan (or such participation) then held by them, then such Lender shall purchase from the other Lenders such participations in the Loans or sub-participations in Letters of Credit held by them as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery.
Section 3. Yield Protection.
          3.1. Taxes.
          (a) All payments of principal and interest on the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, fees, duties, levies, withholdings or other charges of any nature whatsoever imposed by any taxing authority, excluding taxes imposed on or measured by any Lender’s net income by the United States, the jurisdiction under which such Agent or Lender is organized or conducts business or the jurisdiction in which its principal office or applicable lending office is located (all non-excluded items being called “Taxes”). If any withholding or deduction from any payment to be made by Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then Borrower will: (a) pay directly to the relevant authority the full amount required to be so withheld or deducted; (b) promptly forward to Agent an official receipt or other documentation reasonably satisfactory to Agent evidencing such payment to such authority; and (c) pay to Agent for the account of Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by each Lender will equal the full amount such Lender would have received had no such withholding or deduction been required. If any Taxes are directly asserted against Agent or any Lender with respect to any payment received by Agent or such Lender hereunder, Agent or such Lender may pay such Taxes and Borrower will promptly pay such additional amounts (including any penalty, interest or expense) as is necessary in order that the net amount received by such Person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Person would have received had such Taxes not been asserted so long as such amounts have accrued on or after the day which is 180 days prior to the date on which Agent or such Lender first made demand therefor; provided, that if the event giving rise to such costs or reductions has retroactive effect, such 180 day period shall be extended to include the period of retroactive effect; provided, that if the Borrower reasonably believes that such Taxes were not correctly or legally asserted, the Agent or such Lender, as the case may be, will use reasonable efforts to cooperate with the Borrower to obtain a refund of such Taxes as long as such efforts would not result in any unreimbursed costs or expenses.
          (b) If Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to Agent, for the account of the respective Lenders, the required receipts or other required documentary evidence, Borrower shall indemnify Lenders for any incremental Taxes, interest or penalties that may become payable by any Lender as a result of any such failure. For purposes of this Section 3.1, a distribution hereunder by Agent or any Lender to or for the account of any Lender shall be deemed a payment by Borrower.
          (c) Each Lender that (i) is organized under the laws of a jurisdiction other than the United States of America and (ii)(A) is a party hereto on the Closing Date or (B) becomes an assignee of an interest under this Agreement under Section 10.8.1 after the Closing Date (unless such Lender was already a Lender hereunder immediately prior to such assignment) shall execute and deliver to Borrower and Agent on or prior to the Closing Date (or in the case of such Lender that becomes a party to this Agreement as a result of an assignment after the Closing Date, on or prior to the effective date of such assignment) one or more (as Borrower or Agent may reasonably request) Forms W-8ECI, W-8BEN, W-

8IMY (as applicable) or other applicable form, certificate or document prescribed by the United States Internal Revenue Service certifying as to such Lender’s entitlement to exemption from withholding or deduction of Taxes. Borrower shall not be required to pay additional amounts to any Lender pursuant to this Section 3.1 to the extent that the obligation to pay such additional amounts would not have arisen but for the failure of such Lender to comply with this paragraph. Each such non-U.S. Lender will promptly notify the Agent and the Borrower of any changes in circumstances that would modify or render invalid any claimed exemption or reduction.
          (d) If the Agent or a Lender determines, in good faith in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by Borrower or with respect to which Borrower has paid additional amounts pursuant to this Section 3.1, it shall pay over such refund to Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by Borrower under this Section 3.1 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of the Agent or such Lender (including any Taxes imposed with respect to such refund) as is determined by the Agent or such Lender in good faith in its sole discretion, and without interest (other than any interest paid by the relevant governmental authority with respect to such refund); provided, that Borrower, upon the request of the Agent or such Lender, agrees to repay as soon as reasonably practicable the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant governmental authority) to the Agent or such Lender in the event the Agent or such Lender is required to repay such refund to such governmental authority. This Section shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to Borrower or any other Person.
          3.2. Increased Cost.
          (a) If, after the Closing Date, the adoption of, or any change in, any applicable law, rule or regulation, or any change in the interpretation or administration of any applicable law, rule or regulation by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency: (i) shall impose, modify or deem applicable any reserve (including any reserve imposed by the FRB, but excluding any reserve included in the determination of the LIBOR Rate), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by any Lender; or (ii) shall impose on any Lender any other condition affecting its LIBOR Loans, its Note or its obligation to make LIBOR Loans; and the result of anything described in clauses (i) above and (ii) is to increase the cost to (or to impose a cost on) such Lender of making or maintaining any LIBOR Loan, or to reduce the amount of any sum received or receivable by such Lender under this Agreement or under its Note with respect thereto, then upon demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to Agent), Borrower shall pay directly to such Lender such additional amount as will compensate such Lender for such increased cost or such reduction, so long as such amounts have accrued on or after the day which is 180 days prior to the date on which such Lender first made demand therefor; provided, that if the event giving rise to such costs or reductions has retroactive effect, such 180 day period shall be extended to include the period of retroactive effect.
          (b) If any Lender shall reasonably determine that any change in, or the adoption or phase-in of, any applicable law, rule or regulation regarding capital adequacy, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or the compliance by any Lender or any Person controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender’s or such controlling Person’s capital as a consequence of such Lender’s obligations hereunder or under any Letter of Credit to a level below that which such Lender or such controlling Person could have achieved but for such change, adoption, phase-in or compliance (taking into consideration such Lender’s or such controlling Person’s policies with respect to capital adequacy) by an amount deemed by such Lender or such controlling Person to be material, then from time to time, upon demand by such Lender (which demand shall be accompanied by a certificate setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to Agent), Borrower shall pay to such Lender such additional amount as will compensate such Lender or such controlling Person for such reduction, so long as such amounts have accrued on or after the day which is 180 days prior to the date on which such Lender first made demand therefor; provided, that if the event giving rise to such costs or reductions has retroactive effect, such 180 day period shall be extended to include the period of retroactive effect.
          3.3. Inadequate or Unfair Basis.
          If Agent reasonably determines (which determination shall be binding and conclusive on Borrower) that, by reason of circumstances affecting the interbank eurodollar market, adequate and reasonable means do not exist for ascertaining the applicable LIBOR Rate, then Agent shall promptly notify the Lenders and the Borrower thereof and, so long as such circumstances shall continue, (a) no Lender shall be under any obligation to make or convert any Base Rate Loans into LIBOR Loans and (b) on the last day of the current Interest Period for each LIBOR Loan, such Loan shall, unless then repaid in full, automatically convert to a Base Rate Loan.
          3.4. Change in Law.
          If any change in, or the adoption of any new, law or regulation, or any change in the interpretation of any applicable law or regulation by any governmental or other regulatory body charged with the administration thereof, would make it (or in the good faith judgment of any Lender cause a substantial question as to whether it is) unlawful for any Lender to make, maintain or fund LIBOR Loans, then such Lender shall promptly notify in writing each of the other parties hereto and, so long as such circumstances shall continue, (a) such Lender shall have no obligation to make or convert any Base Rate Loan into a LIBOR Loan (but shall make Base Rate Loans concurrently with the making of LIBOR Loans or conversion of Base Rate Loans into LIBOR Loans by Lenders which are not so affected, in each case in an amount equal to the amount of LIBOR Loans which would be made or converted into by such Lender at such time in the absence of such circumstances) and (b) on the last day of the current Interest Period for each LIBOR Loan of such Lender (or, in any event, on such earlier date as may be required by the relevant law, regulation or interpretation), such LIBOR Loan shall, unless then repaid in full, automatically convert to a Base Rate Loan. Each Base Rate Loan made by a Lender which, but for the circumstances described in the foregoing sentence, would be a LIBOR Loan shall remain outstanding for the period corresponding to the Interest Period originally applicable to such LIBOR Loan absent such circumstances.
          3.5. Funding Losses.
     Borrower hereby agrees that within 3 Business Days following demand by any Lender (which demand shall be accompanied by a statement setting forth the basis for the amount being claimed, a copy of which shall be furnished to Agent), Borrower will indemnify such Lender against any net loss or expense which such Lender may sustain or incur (including any net loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund or maintain any LIBOR Loan), as reasonably determined by such Lender, as a result of (a) any payment, prepayment or conversion of any LIBOR Loan of such Lender on a date other than the last day of an Interest Period for such Loan (including any conversion pursuant to Section 3.3 or 3.4) or (b) any failure of Borrower to borrow, convert or continue any Loan on a date specified therefor in a notice of borrowing, conversion or continuation pursuant to this Agreement. For the purposes of this Section 3.5, all determinations shall be made as if such Lender had actually funded and maintained each LIBOR Loan during each Interest Period for such Loan through the purchase of deposits having a maturity corresponding to such Interest Period and bearing an interest rate equal to the LIBOR Rate for such Interest Period.
          3.6. Manner of Funding; Alternate Funding Offices.
     Notwithstanding any provision of this Agreement to the contrary, each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in such manner as such Lender elects in its sole discretion. Each Lender may, if it so elects, fulfill its commitment to make any LIBOR Loan by causing any branch or Affiliate of such Lender to make such Loan; provided that in such event for the purposes of this Agreement such Loan shall be deemed to have been made by such Lender and the obligation of Borrower to repay such Loan shall nevertheless be to such Lender and shall be deemed held by it, to the extent of such Loan, for the account of such branch or Affiliate.
          3.7. Mitigation of Circumstances; Replacement of Lenders.
          (a) Each Lender shall promptly notify Borrower and Agent of any event of which it has knowledge which will result in, and will use reasonable commercial efforts available to it (and not, in such Lender’s reasonable judgment, otherwise disadvantageous to such Lender) to mitigate or avoid, (i) any obligation by Borrower to pay any amount pursuant to Section 3.1 or 3.2 or (ii) the occurrence of any circumstances described in Section 3.3 or 3.4 (and, if any Lender has given notice of any such event described in clause (i) or (ii) above and thereafter such event ceases to exist, such Lender shall promptly so notify Borrower and Agent). Without limiting the foregoing, each Lender will provide to Borrower or file any document or instrument reasonably requested by Borrower or designate a different funding office if providing or filing such document or instrument or making such designation will avoid (or reduce the cost to Borrower of) any event described in clause (i) or (ii) above and such designation would not, in such Lender’s sole judgment, be otherwise disadvantageous to such Lender.
          (b) If (i) Borrower becomes obligated to pay additional amounts to any Lender pursuant to Section 3.1 or 3.2, (ii) any Lender gives notice of the occurrence of any circumstances described in Section 3.3 or 3.4, (iii) any Lender fails to make an advance when obligated to do so under this Agreement (a “Defaulting Lender”), or (iv) any Lender (other than Agent) fails to approve any amendment, modification, restatement or waiver under this Agreement that requires a greater percentage of the Lenders than the Required Lenders and such amendment, modification, restatement or waiver is otherwise consented to by the Required Lenders, Borrower may within 90 days thereafter designate another bank or other financial institution which is acceptable to Agent and Issuing Lender in their reasonable discretion (such other lender being called a “Replacement Lender”) to purchase the Loans of such Lender and such Lender’s rights hereunder, without recourse to or warranty by, or expense to, such Lender, for a purchase price equal to the outstanding principal amount of the Loans payable to such Lender (provided that no fees shall accrue to a Defaulting Lender) plus any accrued but unpaid interest on such Loans and all accrued but unpaid fees owed to such Lender and any other amounts payable to such Lender under this Agreement, and to assume all the obligations of such Lender hereunder, and, upon such purchase and assumption (pursuant to an Assignment Agreement), such Lender shall no longer be a party hereto or have any rights hereunder (other than rights with respect to indemnities and similar rights applicable to such Lender prior to the date of such purchase and assumption) and shall be relieved from all obligations to Borrower hereunder, and the Replacement Lender shall succeed to the rights and obligations of such Lender hereunder.

          3.8. Conclusiveness of Statements; Survival.
     Determinations and statements of any Lender pursuant to Section 3.1, 3.2, 3.3, 3.4 or 3.5 shall be rebuttably presumptive evidence absent demonstrable error. Lenders may use reasonable averaging and attribution methods in determining compensation under Sections 3.1, 3.2 and 3.5, and the provisions of such Sections shall survive repayment of the Loans, cancellation of the Notes, expiration or termination of the Letters of Credit and termination of this Agreement.
Section 4. Conditions Precedent.
     The obligation of each Lender to make its Loans and of Issuing Lender to issue Letters of Credit is subject to the following conditions precedent:
          4.1. Initial Credit Extension.
     The obligation of Lenders to make the initial Loans and the obligation of Issuing Lender to issue the initial Letter of Credit hereunder (whichever first occurs) is, in addition to the conditions precedent specified in Section 4.2, subject to the following conditions precedent, each of which shall be satisfactory in all respects to Agent:
          4.1.1. Capitalization; Adjusted EBITDA
          AmWins Holdings, LLC, a Delaware corporation, has received cash equity contributions from Sponsor and its Investment Affiliates in an amount not less than $108,000,000 and the Borrower has received (or concurrently with the initial credit extensions hereunder will receive) net cash proceeds of not less than $48,000,000 from the issuance of Second Lien Debt. EBITDA, as adjusted by adjustments satisfactory to Agent, for the 12 month period ending September 30, 2005 shall not be less than $37,500,000.
          4.1.2. Initial Loans.
          No Revolving Loans or Letters of Credit shall be advanced or issued (as applicable) on the Closing Date.
          4.1.3. Prior Debt.
          The Prior Debt has been (or concurrently with the initial borrowing will be) paid in full.
          4.1.4. Related Transactions.
          Borrower has completed (or concurrently with the initial credit extension hereunder will complete) the Related Transactions in accordance with the terms of the Related Agreements (without any amendment thereto or material waiver thereunder unless consented to by Agent).
          4.1.5. Fees.
          Borrower shall have paid all fees, costs and expenses due and payable under this Agreement and the other Loan Documents on the Closing Date.

          4.1.6. Delivery of Loan Documents.
          Borrower shall have delivered the following documents in form and substance satisfactory to Agent (and, as applicable, duly executed and dated the Closing Date or an earlier date satisfactory to Agent):
          (a) Agreement. This Agreement.
          (b) Notes. Notes, for each Lender requesting a Note.
          (c) Collateral Documents. The Guarantee and Collateral Agreement, all other Collateral Documents, and all instruments, documents, certificates and agreements executed or delivered pursuant thereto (including intellectual property assignments and pledged Collateral, with undated irrevocable transfer powers executed in blank).
          (d) Financing Statements. Properly completed Uniform Commercial Code financing statements and other filings and documents required by law or the Loan Documents to provide Agent perfected Liens (subject only to Liens permitted pursuant to Section 7.2) in the Collateral.
          (e) Lien Searches. Copies of Uniform Commercial Code search reports listing all effective financing statements filed against any Loan Party, with copies of such financing statements.
          (f) Collateral Access Agreements. Collateral Access Agreements reasonably requested by Agent with respect to the Collateral.
          (g) Payoff; Release. Payoff letters evidencing repayment in full of all Prior Debt, termination of all agreements relating thereto and the release of all Liens granted in connection therewith, with Uniform Commercial Code or other appropriate termination statements and documents effective to evidence the foregoing.
          (h) Second Lien Debt. Subordination agreements with respect to all Second Lien Debt.
          (i) Letter of Direction. A letter of direction containing funds flow information, with respect to the proceeds of the Term Loans on the Closing Date.
          (j) Authorization Documents. For each Loan Party, such Person’s (i) charter (or similar formation document), certified by the appropriate governmental authority, (ii) good standing certificates in its state of incorporation (or formation) and in each other state requested by Agent, (iii) bylaws (or similar governing document), (iv) resolutions of its board of directors (or similar governing body) approving and authorizing such Person’s execution, delivery and performance of the Loan Documents to which it is party and the transactions contemplated thereby, and (v) signature and incumbency certificates of its officers executing any of the Loan Documents, all certified by its secretary or an assistant secretary (or similar officer) as being in full force and effect without modification.
          (k) Opinions of Counsel. Opinions of counsel for each Loan Party, including local counsel reasonably requested by Agent, and all other opinions issued pursuant to the Related Transactions, and Borrower hereby requests such counsel to deliver such opinions and authorizes Agent and Lenders to rely thereon.
          (l) Insurance. Certificates or other evidence of insurance in effect as required by Section 6.3(b), with endorsements naming Agent as lenders’ loss payee and/or additional insured, as applicable.

          (m) Financials. The financial statements, projections and pro forma balance sheet described in Section 5.4.
          (n) Consents. Evidence that all necessary consents, permits and approvals (governmental or otherwise) required for the execution, delivery and performance by each Loan Party of the Loan Documents and the Related Transactions have been duly obtained and are in full force and effect.
          (o) Collateral Assignment of Purchase Agreement. A Collateral Assignment of Contract Rights from AmWINS Holdings, LLC, a Delaware limited liability company, with respect to the Purchase Agreement.
          (p) Related Agreements. Copies of the Related Agreements (including a consent to the collateral assignment of rights and indemnities under the appropriate Related Agreements in favor of Agent and Lenders).
          (q) Leverage. The Borrower shall have delivered evidence to the reasonable satisfaction of Agent demonstrating that the ratio of (i) Total Debt as of the Closing Date after giving effect to the consummation of the Related Transactions and the transactions contemplated by the Loan Documents, payment of all costs and expenses in connection therewith and funding of the initial Loans, to (ii) EBITDA of Holdings for the twelve (12) month period ending September 30, 2005 shall not be greater than 4.65:1.00.
          (r) Closing and Solvency Certificate. A certificate executed by an Authorized Officer of Borrower certifying as to solvency and to the matters set forth in Section 4.2 as of the Closing Date.
          (s) Non-Compete Agreements. Non-compete agreements duly executed by Borrower and each of (i) M. Steven DeCarlo and (ii) Scott Purviance.
          (t) Other Documents. Such other certificates, documents and agreements as Agent or any Lender may reasonably request.
          4.2. All Credit Extensions.
     The obligation of each Lender to make each Loan and of Issuing Lender to issue each Letter of Credit is subject to the additional conditions precedent that, both before and after giving effect to any borrowing and the issuance of any Letter of Credit, (a) the representations and warranties of Borrower and each Subsidiary set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects with the same effect as if then made (except to the extent stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and (b) no Event of Default or Default shall have then occurred and be continuing. Each request by Borrower for the making of a Loan or the issuance of a Letter of Credit shall be deemed to constitute a representation and warranty by Borrower that the conditions precedent set forth in Section 4.2 will be satisfied at the time of the making of such Loan or the issuance of such Letter of Credit.
Section 5. Representations and Warranties.
     To induce Agent and Lenders to enter into this Agreement and to induce Lenders to make Loans and to issue and participate in Letters of Credit hereunder, Borrower represents and warrants to Agent and Lenders that, both before and after giving effect to the Related Transactions:

          5.1. Organization.
     Borrower is a corporation validly existing and in good standing under the laws of the State of Delaware; each other Loan Party is validly existing and in good standing under the laws of the jurisdiction of its organization; and each Loan Party is duly qualified to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required, except for such jurisdictions where the failure to so qualify would not have a Material Adverse Effect.
          5.2. Authorization; No Conflict.
     Borrower has the requisite corporate power to, and is duly authorized to, borrow monies hereunder. Each of Borrower and each other Loan Party has the requisite corporate or equivalent power to, and is duly authorized, (v) to own, pledge, mortgage and operate its properties, (w) to lease any properties it operates under lease, (x) to conduct its business as presently conducted, (y) to execute and deliver each Loan Document and each Related Agreement to which it is a party, and (z) to perform its Obligations under each Loan Document to which it is a party and its obligations under each Related Agreement to which it is a party. The execution, delivery and performance by Borrower of this Agreement and by each of Borrower and each other Loan Party of each Loan Document to which it is a party, and the borrowings by Borrower hereunder, do not and will not (a) require any consent or approval of any governmental agency or authority (other than any consent or approval which has been obtained and is in full force and effect), (b) conflict with (i) any provision of law, (ii) the charter, by-laws or other organizational documents of Borrower or any other Loan Party or (iii) except as set forth on Schedule 5.2, any agreement, indenture, instrument or other document, or any judgment, order or decree, which is binding upon Borrower or any other Loan Party or any of their respective properties or (c) require, or result in, the creation or imposition of any Lien on any asset of Borrower, any Subsidiary or any other Loan Party (other than Liens in favor of Agent created pursuant to the Collateral Documents and Liens in favor of the Second Lien Agent created pursuant to the Second Lien Debt Documents) in each case of the foregoing clauses (a), (b) and (c), except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect.
          5.3. Validity; Binding Nature.
     Each of this Agreement and each other Loan Document to which Borrower or any other Loan Party is a party has been duly executed and delivered by such Person and is the legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity.
          5.4. Financial Condition.
          (a) The audited consolidated financial statements of Holdings and its Subsidiaries as at their Fiscal Year ending December 31, 2004, and the unaudited consolidated financial statements of Borrower and the Subsidiaries as at September 30, 2005, copies of each of which have been delivered pursuant hereto, were prepared in accordance with GAAP (subject, in the case of such unaudited statements, to the absence of footnotes and to normal year-end adjustments) and present fairly in all material respects the consolidated financial condition of such Persons as at such dates and the results of their operations for the periods then ended.
          (b) The consolidated financial projections (including an operating budget and a cash flow budget) of Holdings for the 5 year period commencing September 30, 2005 delivered to Agent and Lenders on or prior to the Closing Date (i) were prepared by Borrower in good faith and (ii) were prepared in accordance with assumptions which Borrower believes to be reasonable at the time of preparation and on the Closing Date, and the accompanying consolidated pro forma balance sheet of Holdings as at the Closing Date, adjusted to give effect to the consummation of the Related Transactions and the financings contemplated hereby as if such transactions had occurred on such date, is consistent in all material respects with such projections. The Agent and the Lenders acknowledge and agree that such projections represent forward looking information, are subject to certain inherent uncertainties, that actual results might vary from such projections and such variances might be material.
          5.5. No Material Adverse Change.
     Since December 31, 2004, there has been no material adverse change in the financial condition, operations, assets, business or properties of the Loan Parties taken as a whole.
          5.6. Litigation.
     No litigation (including derivative actions), arbitration proceeding or governmental investigation or proceeding is pending or, to Borrower’s knowledge, threatened against any Loan Party which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, except as set forth in Schedule 5.6. As of the Closing Date, other than any liability incident to such litigation or proceedings, neither Borrower nor any other Loan Party has any material Contingent Obligations not listed on Schedule 7.1.
          5.7. Ownership of Properties; Liens.
     Each of Borrower and each other Loan Party owns good and, in the case of real property, marketable title to all of its properties and assets, real and personal, tangible and intangible, of any nature whatsoever (including patents, trademarks, trade names, service marks and copyrights), free and clear of all Liens, except as permitted by Section 7.2.
          5.8. Capitalization.
     All issued and outstanding equity securities of Borrower and the other Loan Parties are duly authorized and validly issued, and, if corporate stock, are fully paid, non-assessable, and all such securities are free and clear of all Liens other than those permitted by Section 7.2 or in favor of Agent, and such securities were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Schedule 5.8 sets forth the authorized equity securities of each Loan Party as of the Closing Date (after giving effect to the Related Transactions). All of the issued and outstanding equity of Holdings is owned as set forth on Schedule 5.8 as of the Closing Date (after giving effect to the Related Transactions), all of the issued and outstanding equity of Borrower prior to a Holdings Transaction is owned by Holdings except for equity issued pursuant to the Borrower Stock Option Plan, and, except as set forth on Schedule 5.8, all of the issued and outstanding equity of each Wholly-Owned Subsidiary is, directly or indirectly, owned by Borrower. As of the Closing Date, except as set forth on Schedule 5.8, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights or other similar agreements or understandings for the purchase or acquisition of any equity interests of Borrower or any other Loan Party. Except as set forth on Schedule 5.8, no Loan Party owns any equity securities or any other interests in any partnership, joint venture or other entity.
          5.9. Pension Plans.
     During the twelve-consecutive-month period prior to the Closing Date or the making of any Loan or the issuance of any Letter of Credit, (i) no steps have been taken to terminate any Pension Plan and (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which could result in the incurrence by Borrower or any other Loan Party of any material liability, fine or penalty. All contributions (if any) have been made to any Multiemployer Pension Plan that are required to be made by any Loan Party or any other member of the Controlled Group under the terms of the plan or of any collective bargaining agreement or by applicable law; neither any Loan Party nor any member of the Controlled Group has withdrawn or partially withdrawn from any Multiemployer Pension Plan, incurred any withdrawal liability with respect to any such plan or received notice of any claim or demand for withdrawal liability or partial withdrawal liability from any such plan, and no condition has occurred which, if continued, could result in a withdrawal or partial withdrawal from any such plan, and neither any Loan Party nor any member of the Controlled Group has received any notice that any Multiemployer Pension Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the IRC, that any such plan is or may be terminated, or that any such plan is or may become insolvent.
          5.10. Investment Company Act.
     Neither Borrower nor any other Loan Party is an “investment company” or a company “controlled” by an “investment company” or a “subsidiary” of an “investment company”, within the meaning of the Investment Company Act of 1940.
          5.11. Public Utility Holding Company Act.
     Neither Borrower nor any other Loan Party is a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a “holding company” or of a “subsidiary company” of a “holding company”, within the meaning of the Public Utility Holding Company Act of 1935.
          5.12. Margin Stock.
     Neither Borrower nor any other Loan Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No portion of the Obligations is secured directly or indirectly by Margin Stock.
          5.13. Taxes.
     Each of Borrower and each other Loan Party has filed all federal and other material tax returns and reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.
          5.14. Solvency.
     On the Closing Date, immediately prior to and after giving effect to the issuance of each Letter of Credit and each borrowing hereunder and the use of the proceeds thereof and consummation of the Related Transactions, and after giving effect to rights of contribution and intercompany loans and payments permitted hereunder with respect to each of Borrower and each other Loan Party, individually, (a) the fair value of its assets on a going concern basis is greater than the amount of its liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated, (b) the present fair saleable value of its assets on a going concern basis is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured, (c) it is able to realize upon its assets and generally pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business, (d) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to generally pay as such debts and liabilities mature and (e) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital (it being understood that the Subsidiaries listed on Schedule 5.14 rely on funding from the Borrower to engage in business as currently conducted by such entities).
          5.15. Environmental Matters.
     The on-going operations of Borrower and each other Loan Party comply in all respects with all Environmental Laws, except such non-compliance which could not (if enforced in accordance with applicable law) reasonably be expected to result in a Material Adverse Effect. Borrower and each other Loan Party have obtained, and maintained in good standing, all licenses, permits, authorizations and registrations required under any Environmental Law and necessary for their respective ordinary course operations, and Borrower and each other Loan Party are in compliance with all material terms and conditions thereof, except where the failure to do so could not reasonably be expected to result in material liability to Borrower or any other Loan Party and could not reasonably be expected to result in a Material Adverse Effect. None of Borrower, any other Loan Party or any of their respective properties or operations is subject to any outstanding written order from or agreement with any Federal, state or local governmental authority, nor subject to any judicial or docketed administrative proceeding, respecting any Environmental Law, Environmental Claim or Hazardous Substance. There are no Hazardous Substances or other conditions or circumstances existing with respect to any property, or arising from operations prior to the Closing Date, of Borrower or any other Loan Party that would reasonably be expected to result in a Material Adverse Effect. Neither Borrower nor any other Loan Party has any underground storage tanks that are not properly registered or permitted under applicable Environmental Laws or that are leaking or disposing of Hazardous Substances.
          5.16. Insurance.
     Borrower and each other Loan Party and their respective properties are insured with financially sound and reputable insurance companies which are not Affiliates of Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where Borrower or such other Loan Party operates. A true and complete listing of such insurance as of the Closing Date, including issuers, coverages and deductibles, is set forth on Schedule 5.16.
          5.17. Information.
     All information furnished in writing (including, without limitation, in any schedule, certificate, financial statement, report or notice) on or prior to the date hereof by Borrower or any other Loan Party to Agent or any Lender for purposes of or in connection with this Agreement and the transactions contemplated hereby is (as such information has been supplemented prior to the date hereof), and all written information (including, without limitation, any information in any schedule, certificate, financial statement, report or notice) hereafter furnished by or on behalf of Borrower or any Loan Party to Agent or any Lender pursuant hereto or in connection herewith will be, true and accurate in every material respect on the date as of which such information is dated or certified, and, as of the date delivered or certified, none of such information is or will be incomplete by omitting to state any material fact necessary to make such information not misleading in light of the circumstances under which made. It is acknowledged and agreed by Agent and Lenders that (i) any projections and forecasts provided by Borrower are based on good faith estimates and (ii) projections are by their nature speculative, (iii) assumptions believed by Borrower to be reasonable as of the date of the applicable projections or assumptions and that actual results during the period or periods covered by any such projections and forecasts may differ from projected or forecasted results) and (iv) such differences might be material.

          5.18. Intellectual Property.
     Except as set forth on Schedule 5.18, Borrower and each other Loan Party owns and possesses or has a license or other right to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights and copyrights as are necessary for the conduct of the business of Borrower and the other Loan Parties, without any infringement upon rights of others which could reasonably be expected to have a Material Adverse Effect.
          5.19. Restrictive Provisions.
     Neither Borrower nor any other Loan Party is a party to any agreement or contract or subject to any restriction contained in its operative documents which could reasonably be expected to have a Material Adverse Effect.
          5.20. Labor Matters.
     Except as set forth on Schedule 5.20, neither Borrower nor any other Loan Party is subject to any labor or collective bargaining agreement as of the Closing Date. There are no existing, and no Loan Party has received notice of any threatened, strikes, lockouts or other labor disputes involving Borrower or any other Loan Party that singly or in the aggregate could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of Borrower and the other Loan Parties are not in violation of the Fair Labor Standards Act or any other applicable law, rule or regulation dealing with such matters.
          5.21. No Default.
     No Event of Default or Default exists or would result from the incurrence by any Loan Party of any Debt hereunder or under any other Loan Document.
          5.22. Related Agreements.
          (a) Borrower has furnished Agent a complete copy of the Related Agreements pursuant hereto. Each of Borrower and, to Borrower’s knowledge, each other party to the Related Agreements, has duly taken all necessary organizational action to authorize the execution, delivery and performance of the Related Agreements and the consummation of transactions contemplated thereby. As of the Closing Date, the Related Transactions have been consummated (or are being consummated substantially contemporaneously with the initial credit extension hereunder) in accordance with the terms of the Related Agreements in all material respects except where Agent has consented otherwise. The Related Transactions comply in all material respects with all applicable legal requirements, and all necessary governmental, regulatory, creditor, shareholder, partner and other material consents, approvals and exemptions required to be obtained by a Loan Party and, to Borrower’s knowledge, each other party to the Related Agreements in connection with the Related Transactions have been duly obtained and are in full force and effect. As of the Closing Date, all applicable waiting periods with respect to the Related Transactions have expired without any action being taken by any competent governmental authority which restrains, prevents or imposes material adverse conditions upon the consummation of the Related Transactions. The execution and delivery of the Related Agreements, and the consummation of the Related Transactions, did not violate any material statute or regulation of the United States (including any securities law) or of any state or other applicable jurisdiction, or any order, judgment or decree of any court or governmental body binding on Borrower or any other Loan Party or, to Borrower’s knowledge, any other party to the Related Agreements, or result in a material breach of, or constitute a material default under, any material agreement, indenture, instrument or other document, or any judgment, order or decree, to which Borrower or any other Loan Party is a party or by which Borrower or any other Loan

Party is bound or, to Borrower’s knowledge, to which any other party to the Related Agreements is a party or by which any such party is bound.
          (b) The lien subordination provisions of the Second Lien Subordination Agreement are enforceable against the holders of the Second Lien Debt. All Obligations constitute first lien Indebtedness entitled to the benefits of the lien subordination provisions contained in the Second Lien Subordination Agreement. Borrower acknowledges that Agent and each Lender are entering into this Agreement and are extending the Commitments and making the Loans in reliance upon the lien subordination provisions applicable to the Second Lien Debt and this Section 5.22.
          5.23. Retail Brokers and Insurance Companies.
     As of the Closing Date, there exists no actual or, to the knowledge of any Loan Party after due inquiry, threatened termination or cancellation of, or any material adverse modification or change in: the business relationship of any Loan Party with any retail broker or group of retail brokers whose business transactions during the preceding 12 months with Holdings and its Subsidiaries caused them to be ranked among the ten largest retail brokers of Holdings and its Subsidiaries, taken as a whole, or the business relationship of any Loan Party with any insurance company whose business transactions during the preceding 12 months with Holdings and its Subsidiaries caused it to be ranked among the five largest suppliers of insurance products to clients of Holdings and its Subsidiaries taken as a whole.
Section 6. Affirmative Covenants.
     Until the expiration or termination of the Commitments and thereafter until all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) of Borrower and the other Loan Parties hereunder and under the other Loan Documents are paid in full and all Letters of Credit have been terminated or cash collateralized in a manner reasonably satisfactory to Agent, Borrower agrees that, unless at any time Required Lenders shall otherwise expressly consent in writing, it will:
          6.1. Information.
     Furnish to Agent and each Lender:
          6.1.1. Annual Report.
          Promptly when available and in any event within 120 days after the close of each Fiscal Year: (a) a copy of the annual audit report of Holdings and its Subsidiaries for such Fiscal Year, including therein a consolidated balance sheet and statements of earnings and cash flows of Holdings and its Subsidiaries as at the end of and for such Fiscal Year, certified without qualification by independent auditors of recognized standing selected by Holdings and reasonably acceptable to Agent, together with (i) a written statement from such accountants to the extent permitted by and consistent with such accountant’s audit policies, as determined in such accountant’s sole discretion, to the effect that in making the examination necessary for the signing of such annual audit report by such accountants, nothing came to their attention that caused them to believe that Borrower was not in compliance with any provision of Section 7.1, 7.3, 7.4 or 7.14 insofar as such provision relates to accounting matters or, if something has come to their attention that caused them to believe that Borrower was not in compliance with any such provision, describing such non-compliance in reasonable detail and (ii) a comparison with the budget for such Fiscal Year and a comparison with the previous Fiscal Year; and (b) a consolidating balance sheet of Holdings and its Subsidiaries as of the end of such Fiscal Year and consolidating statements of earnings and cash flows for Holdings and its Subsidiaries for such Fiscal Year, certified by an Authorized Officer of Borrower.

          6.1.2. Interim Reports.
          Promptly when available and in any event within 45 days after (i) the end of each month, consolidated and consolidating balance sheets of Holdings and its Subsidiaries as of the end of such month, together with consolidated and consolidating statements of earnings and a consolidated statement of cash flows for such month and for the period beginning with the first day of such Fiscal Year and ending on the last day of such month, together with a comparison with the corresponding period of the previous Fiscal Year and a comparison with the budget for such period of the current Fiscal Year, certified by an Authorized Officer of Borrower, and (ii) the end of each Fiscal Quarter a written statement of Borrower’s management setting forth a discussion of Borrower’s financial condition, changes in financial condition and results of operations as of and for such period.
          6.1.3. Compliance Certificate.
          Contemporaneously with the furnishing of a copy of each annual audit report pursuant to Section 6.1.1 and each set of financial statements pursuant to Section 6.1.2 with respect to the last month of each Fiscal Quarter, a duly completed Compliance Certificate, with appropriate insertions, dated the date of such annual report or such monthly statements, and signed by an Authorized Officer of Borrower, containing (i) a computation of each of the financial ratios and restrictions set forth in Section 7.14 and (ii) a statement to the effect that such officer has not become aware of any Event of Default or Default that has occurred and is continuing or, if there is any such event, describing it and the steps, if any, being taken to cure it.
          6.1.4. Reports to SEC and Shareholders.
          Promptly upon the filing or sending thereof, copies of (a) all regular, periodic or special reports of each Loan Party filed with the Securities and Exchange Commission, (b) all registration statements of each Loan Party filed with the Securities and Exchange Commission (other than on Form S-8) and (c) all proxy statements or other communications made to security holders generally.
          6.1.5. Notice of Default; Litigation; ERISA Matters.
          Promptly upon any Authorized Officer of any Loan Party obtaining knowledge of any of the following, written notice describing the same and the steps being taken by Borrower or the applicable Loan Party affected thereby with respect thereto:
          (a) the occurrence of an Event of Default or a Default;
          (b) any litigation, arbitration or governmental investigation or proceeding not previously disclosed by Borrower to Lenders which has been instituted or, to the knowledge of Borrower, is threatened against Borrower or any other Loan Party or to which any of the properties of any thereof is subject, which in any such case could reasonably be expected to have a Material Adverse Effect;
          (c) the institution of any steps by any member of the Controlled Group or any other Person to terminate any Pension Plan, or the failure of any member of the Controlled Group to make a required contribution to any Pension Plan (if such failure is sufficient to give rise to a Lien under Section 302(f) of ERISA) or to any Multiemployer Pension Plan, or the taking of any action with respect to a Pension Plan which could result in the requirement that Borrower or any other Loan Party furnish a bond or other security to the PBGC or such Pension Plan, or the occurrence of any event with respect to any Pension Plan or Multiemployer Pension Plan which could result in the incurrence by any member of the Controlled Group of any material liability, fine or penalty (including any claim or demand for withdrawal liability or partial withdrawal from any Multiemployer Pension Plan), or any material increase in the contingent liability of Borrower or any other Loan Party with respect to any post-retirement welfare plan benefit, or any notice that any Multiemployer Pension Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the IRC, that any such plan is or may be terminated, or that any such plan is or may become insolvent;
          (d) any cancellation or material change in any insurance maintained by Borrower or any other Loan Party; or
          (e) any other event (including (i) any violation of any Environmental Law or the assertion of any Environmental Claim or (ii) the enactment or effectiveness of any law, rule or regulation) which could reasonably be expected to have a Material Adverse Effect.
          6.1.6. Management Report.
          Promptly upon receipt thereof, copies of all formal management reports submitted to Borrower or any other Loan Party by independent auditors in connection with each annual or interim audit made by such auditors of the consolidated financial statement of Borrower and the other Loan Parties.
          6.1.7. Projections.
          As soon as practicable, and in any event not later than 30 days after the commencement of each Fiscal Year, financial projections for Holdings and its Subsidiaries for such Fiscal Year (including monthly operating and cash flow budgets) prepared in a manner consistent with the projections delivered by Borrower to Lenders prior to the Closing Date or otherwise in a manner reasonably satisfactory to Agent, accompanied by a certificate of an Authorized Officer of Borrower on behalf of Borrower to the effect that (a) such projections were prepared by Borrower in good faith, (b) Borrower had a reasonable basis for the assumptions contained in such projections when made and (c) such projections have been prepared in accordance with such assumptions. The Agent and each Lender acknowledge and agree that any such projections constitute forward-looking information, are subject to inherent uncertainties, that actual results will vary from the projections and that such variances may be material.
          6.1.8. Second Lien Debt and Subordinated Debt Notices.
          Promptly following receipt, copies of any notices (including notices of default or acceleration) received from any agent, holder or trustee of, under or with respect to any Second Lien Debt or Subordinated Debt.
          6.1.9. Subsidiary Formation.
          Not less than 7 days prior written notice to Agent of the proposed formation by Borrower or any Subsidiary of any other Subsidiary (which newly-formed Subsidiary shall be a Wholly-Owned Subsidiary), together with the actions proposed to be taken by Borrower to comply with, or cause compliance with, the provisions of Section 6.8 in respect of such Subsidiary formation.
          6.1.10. Other Information.
          Promptly from time to time, such other information concerning Borrower and any other Loan Party as any Lender or Agent may reasonably request.

          6.2. Books; Records; Inspections.
     Keep, and cause each other Loan Party to keep, its books and records in accordance with sound business practices sufficient to allow the preparation of financial statements in accordance with GAAP; permit, and cause each other Loan Party to permit, upon reasonable prior written notice (unless an Event of Default exists) and during such Loan Party’s normal business hours, Agent (accompanied by any Lender) or any representative thereof to inspect the properties and operations of Borrower or such other Loan Party not more than twice per year (or at any time that an Event of Default exists); and permit, and cause each other Loan Party to permit during such Loan Party’s normal business hours, at any reasonable time and with reasonable notice not more than twice per year (or at any time without notice if an Event of Default exists), Agent (accompanied by any Lender) or, subject to the same conditions, any representative thereof to visit any or all of its offices, to discuss its financial matters with its officers and its independent auditors (and Borrower hereby authorizes such independent auditors to discuss such financial matters with any Lender or Agent or any representative thereof, so long as Borrower or its representative is given the opportunity to the present), and to examine (and, at the expense of Borrower or the applicable Loan Party, photocopy extracts from) any of its books or other records; and permit, and cause each other Loan Party to permit, Agent and its representatives to inspect the Collateral and other tangible assets of Borrower or such Loan Party, to perform appraisals of the equipment of Borrower or such Loan Party, and to inspect, audit, check and make copies of and extracts from the books, records, computer data, computer programs, journals, orders, receipts, correspondence and other data relating to any Collateral. All such inspections or audits by Agent shall be at Borrower’s expense, provided that so long as no Event of Default or Default exists, Borrower shall not be required to reimburse Agent for the conduct of appraisals or audits more frequently than once each Fiscal Year or in amount in excess of $10,000 in the aggregate in any Fiscal Year.
          6.3. Maintenance of Property; Insurance.
          (a) Keep, and cause each other Loan Party to keep, all property useful and necessary in the business of Borrower or such other Loan Party in good working order and condition, ordinary wear and tear excepted.
          (b) Maintain, and cause each other Loan Party to maintain, with responsible insurance companies, such insurance coverage as shall be required by all laws, governmental regulations and court decrees and orders applicable to it and such other insurance, to such extent and against such hazards and liabilities, as is customarily maintained by companies similarly situated; provided that in any event, such insurance shall insure against all risks and liabilities of the type insured against as of the Closing Date and shall have insured amounts no less than, and deductibles not materially higher than, those amounts provided for as of the Closing Date. Upon request of Agent, Borrower shall furnish to Agent a certificate setting forth in reasonable detail the nature and extent of all insurance maintained by Borrower and each other Loan Party. Borrower shall cause each issuer of an insurance policy to provide Agent with an endorsement (i) showing Agent as a loss payee with respect to each policy of property or casualty insurance and naming Agent as an additional insured with respect to each policy of liability insurance, (ii) providing that 30 days’ notice will be given to Agent prior to any cancellation of, or reduction or change in coverage provided by or other material modification to such policy and (iii) reasonably acceptable in all other respects to Agent. Borrower shall execute and deliver to Agent a collateral assignment, in form and substance satisfactory to Agent, of each business interruption insurance policy maintained by the Loan Parties.
          (c) Unless Borrower provides Agent with evidence of the continuing insurance coverage required by this Agreement following request therefor, Agent may purchase insurance at Borrower’s expense to protect Agent’s and Lenders’ interests in the Collateral. This insurance may, but need not, protect Borrower’s and each other Loan Party’s interests. The coverage that Agent purchases may, but need not, pay any claim that is made against Borrower or any other Loan Party in connection with the Collateral. Borrower may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that Borrower has obtained the insurance coverage required by this Agreement. If Agent purchases insurance for the Collateral, as set forth above, Borrower will be responsible for the costs of that insurance, including interest and any other charges that may be imposed with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance and the costs of the insurance may be added to the principal amount of the Loans owing hereunder.
          6.4. Compliance with Laws; Payment of Taxes and Liabilities.
     (a) Comply, and cause each other Loan Party to comply, with all applicable laws, rules, regulations, decrees, orders, judgments, licenses and permits, except where failure to comply could not reasonably be expected to have a Material Adverse Effect; (b) without limiting clause (a) above, take reasonable steps to ensure, and cause each other Loan Party to take reasonable steps to ensure, that no person who owns a controlling interest in or otherwise controls a Loan Party is or shall be (i) listed on the Specially Designated Nationals and Blocked Person List maintained by the Office of Foreign Assets Control (“OFAC”), Department of the Treasury, and/or any other similar lists maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation or (ii) a person designated under Section 1(b), (c) or (d) or Executive Order No. 13224 (September 23, 2001), any related enabling legislation or any other similar Executive Orders; (c) without limiting clause (a) above, comply in all material respects and cause each other Loan Party to comply in all material respects, with all applicable Bank Secrecy Act and anti-money laundering laws and regulations; and (d) pay, and cause each other Loan Party to pay, prior to delinquency, all taxes and other governmental charges against it or any of its property, as well as claims of any kind which, if unpaid, could become a Lien on any of its property; provided that the foregoing shall not require Borrower or any other Loan Party to pay any such tax, charge or claim so long as it shall contest the validity thereof in good faith by appropriate proceedings and shall set aside on its books adequate reserves with respect thereto in accordance with GAAP.
          6.5. Maintenance of Existence.
     Maintain and preserve, and (except as permitted by Section 7.5) cause each other Loan Party to maintain and preserve, (a) its (i) existence and (ii) good standing in the jurisdiction of its organization, (b) its qualification to do business and good standing in each jurisdiction where the nature of its business makes such qualification necessary, other than any such jurisdiction where the failure to be qualified or in good standing could not reasonably be expected to have a Material Adverse Effect, (c) its licenses, permits, authorizations and registrations, other than where the failure to do so could not reasonably be expected to have a Material Adverse Effect and (d) its leases, contracts, agreements and other arrangements other than where the failure to do so could not reasonably be expected to have a Material Adverse Effect.
          6.6. Employee Benefit Plans.
     Maintain, and cause each other Loan Party to maintain, each Pension Plan in substantial compliance with all applicable requirements of law and regulations; except to the extent the failure to so comply would not reasonably be expected to result in a Material Adverse Effect.
          6.7. Environmental Matters.
     If any release or disposal of Hazardous Substances shall occur or shall have occurred on any real property or any other assets of Borrower or any other Loan Party, cause, or direct the applicable Loan Party to cause, the prompt containment and removal of such Hazardous Substances and the remediation of such real property or other assets as is necessary to comply with all Environmental Laws and to preserve the value of such real property or other assets. Without limiting the generality of the foregoing, Borrower shall, and shall cause each other Loan Party to, comply with each valid Federal or state judicial or administrative order requiring the performance at any real property by Borrower or any other Loan Party of activities in response to the release or threatened release of a Hazardous Substance.
          6.8. Further Assurances.
     Take, and cause each other Loan Party to take, such actions as are necessary or as Agent or the Required Lenders may reasonably request from time to time to ensure that the Obligations of Borrower and each other Loan Party under the Loan Documents are secured by substantially all of the assets of Borrower and each Loan Party (as well as all equity interests of Borrower and each domestic Subsidiary and 65% of the voting equity interests of first tier foreign Subsidiaries) and guaranteed by each Loan Party (including, promptly upon the acquisition or creation thereof, any Subsidiary that is acquired or created after the Closing Date), in each case including (a) the execution and delivery, if applicable, of guaranties, security agreements, pledge agreements, mortgages, deeds of trust, financing statements and other documents, and the filing or recording of any of the foregoing and (b) the delivery of certificated securities and other Collateral with respect to which perfection is obtained by possession.
          6.9. Interest Rate Protection.
     Enter into, prior to the Closing Date and/or at any time not later than 90 days after the Closing Date, one or more interest rate protection mechanisms with terms of at least two years, commencing on the Closing Date, on the ISDA standard form with one or more Lenders or Affiliates thereof or with counterparties reasonably acceptable to Agent to hedge the interest rate with respect to not less than 40% of the aggregate principal amount of the Term Loans and the Second Lien Debt, in form and substance reasonably satisfactory to Agent.
Section 7. Negative Covenants.
     Until the expiration or termination of the Commitments and thereafter until all Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) of Borrower and the other Loan Parties hereunder and under the other Loan Documents are paid in full and all Letters of Credit have been terminated or cash collateralized in a manner reasonably satisfactory to Agent, Borrower agrees that, unless at any time Required Lenders shall otherwise expressly consent in writing, it will:
          7.1. Debt.
     Not, and not permit any other Loan Party to, create, incur, assume or suffer to exist any Debt, except the following (“Permitted Debt”):
          (a) Obligations under this Agreement and the other Loan Documents;
          (b) Debt secured by Liens permitted by Section 7.2(d), and extensions, renewals and refinancings thereof; provided that the aggregate amount of all such Debt at any time outstanding shall not exceed $4,000,000;
          (c) Debt of Borrower to any domestic Wholly-Owned Subsidiary or Debt of any domestic Subsidiary (other than PAUSE Insurance) to Borrower or a domestic Wholly-Owned Subsidiary;

          (d) Hedging Obligations incurred to satisfy Borrower’s obligations under Section 6.9;
          (e) Debt described on Schedule 7.1 as of the Closing Date, and any extension, renewal or refinancing thereof so long as the principal amount thereof is not increased;
          (f) Contingent Obligations arising with respect to customary indemnification obligations in favor of purchasers in connection with dispositions permitted under Section 7.5;
          (g) Contingent Obligations (i) by endorsement of instruments for deposit or collection in the ordinary course of business, or (ii) consisting of guarantees of Debt incurred for the benefit of any other Loan Party if the primary obligation is permitted elsewhere in this Section 7.1;
          (h) The accrual and capitalization of interest on any Permitted Debt;
          (i) Debt consisting of promissory notes issued by any Loan Party to former officers, directors, employees (or their estates, spouses or former spouses) of Borrower or Holdings to purchase or redeem capital stock of Borrower or Holdings upon the termination of employment, in accordance with Section 7.4(vi);
          (j) Debt incurred in connection with the financing of insurance premiums;
          (k) Debt in respect of netting services, overdraft protections and otherwise in connection with deposit accounts, so long as such Debt is incurred in the ordinary course of business;
          (l) Debt incurred in connection with Liens permitted under Section 7.2(b);
          (m) Seller Debt incurred in connection with Acquisitions permitted hereunder, provided that (i) such Debt is subordinated to the Obligations on terms consented to by Agent in its reasonable discretion and (ii) the aggregate outstanding amount of such Debt does not at any time exceed $15,000,000;
          (n) Earn-outs incurred in connection with Acquisitions permitted hereunder;
          (o) Subordinated Debt incurred by the Borrower and guarantees thereof by the Subsidiaries;
          (p) The Second Lien Debt;
          (q) Debt of Holdings to the Borrower permitted by Section 7.4; and
          (r) Other Debt, in addition to the Debt listed above, in an aggregate outstanding amount not at any time exceeding $3,500,000.
          7.2. Liens.
     Not, and not permit any other Loan Party to, create or permit to exist any Lien on any of its real or personal properties, assets or rights of whatsoever nature (whether now owned or hereafter acquired), except any of the following:
          (a) Liens for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and, in each case, for which it maintains adequate reserves in accordance with GAAP;

          (b) Liens arising in the ordinary course of business (such as (x) Liens of carriers, warehousemen, mechanics, landlords and materialmen and other similar Liens imposed by law and (y) Liens incurred in connection with worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under ERISA) or in connection with surety bonds, bids, performance bonds and similar obligations or pledges or deposits in connection with insurance, leases, or other contracts or bids) (i) for sums not overdue for more than 10 Business Days (or more than 60 days with respect to amounts due to trade creditors in the ordinary course of business) so long as no Person has taken any legal action to enforce such Lien or (ii) being diligently contested in good faith by appropriate proceedings and not involving any advances or borrowed money or the deferred purchase price of property or services and, in each case, for which it maintains adequate reserves in accordance with GAAP;
          (c) Liens described on Schedule 7.2 as of the Closing Date;
          (d) subject to the limitation set forth in Section 7.1(b), (i) Liens arising in connection with Capital Leases (and attaching only to the property being leased), (ii) Liens existing on property at the time of the acquisition thereof by Borrower or any Subsidiary (and not created in contemplation of such acquisition) and (iii) Liens that constitute purchase money security interests on any property securing debt incurred for the purpose of financing all or any part of the cost of acquiring such property, provided that any such Lien attaches to such property within 60 days of the acquisition thereof and attaches solely to the property so acquired;
          (e) attachments, appeal bonds, judgments and other similar Liens, securing claims not exceeding $2,500,000 arising in connection with court proceedings; provided that the claims secured thereby have been paid, discharged or vacated or the execution thereof has been stayed pending appeal within 30 days after entry or filing of such attachments, appeal bonds, judgments and other similar Liens;
          (f) zoning restrictions, easements, rights of way, restrictions, minor defects or irregularities in title and other similar Liens not interfering in any material respect with the ordinary conduct of the business of Borrower or any Subsidiary;
          (g) Liens arising under the Loan Documents and the Second Lien Debt Documents;
          (h) the replacement, extension or renewal of any Lien permitted by clauses (c) and (d) above upon or in the same property subject thereto arising out of the extension, renewal or replacement of the Debt secured thereby (without increase in the amount thereof);
          (i) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;
          (j) Any interest or title of a licensor, sublicensor, lessor or sublessor under any license or lease agreement;
          (k) Licenses, sublicenses, leases or subleases granted to third Persons in the ordinary course of business;
          (l) Liens which arise under Article 4 of the UCC on items in collection and documents and proceeds related thereto;
          (m) Liens deemed to exist in connection with Permitted Investments that constitute repurchase obligations;

          (n) Rights of setoff or banker’s liens upon deposits of cash in favor of banks or other depository institutions to the extent permitted by the tri-party agreements required by Section 7.15;
          (o) Precautionary filings with respect to operating leases; and
          (p) Liens in an amount not to exceed $2,500,000 in the aggregate securing Permitted Debt or other obligations.
          7.3. Reserved.
          7.4. Restricted Payments.
     Not, and not permit any other Loan Party to, (a) make any dividend or other distribution in cash or property (but not its own capital stock) to any of its equity holders, (b) purchase or redeem any of its equity interests or any warrants, options or other rights in respect thereof (other than redemptions on the Closing Date as set forth in the Purchase Agreement (including Exhibit F thereto)), (c) pay any management fees or similar fees to any of its equity holders or any Affiliate thereof, (d) make any redemption, prepayment (whether mandatory or optional), defeasance, repurchase or any other payment in respect of the Second Lien Debt or any Subordinated Debt or (e) set aside funds for any of the foregoing. Notwithstanding the foregoing, (i) any Subsidiary may pay dividends or make other distributions to Borrower or to a domestic Wholly-Owned Subsidiary; (ii) at any time prior to a Holdings Transaction, Borrower may make distributions or advances to Holdings to permit Holdings to pay: (w) federal and state income taxes then due and owing by Holdings or its equity holders (and Holdings may make such tax distributions to its equity holders to pay any such taxes) (A) attributable to the income or operations of Borrower and its Subsidiaries or (B) with respect to roll-over equity as contemplated by the Purchase Agreement not to exceed, with respect to this clause (B), $1,500,000 in the aggregate, (x) reasonable fees for audit, legal and similar administrative services not to exceed $200,000 per Fiscal Year, (y) customary fees to non-officer directors of Holdings who are not Affiliates of Holdings and out-of-pocket expenses to directors or observers of the board of directors of Holdings, and (z) payments permitted by clause (vi) of this Section 7.4; (iii) Borrower may make payments to Sponsor with respect to indemnification obligations so long as no Event of Default then exists or would result therefrom; (iv) Holdings or the Borrower may, in respect of management and other advisory services rendered by Manager to Holdings and its Subsidiaries: (x) in the case of an investment in the equity capital of Holdings or an acquisition or divestiture in which Holdings or one or more of its Subsidiaries is a primary party and with respect to which Manager has provided Holdings or one or more of its Subsidiaries advisory services, pay to Manager (or its designee) a transaction advisory fee (an “Advisory Fee”) equal to 0.75% (or less) of the gross amount of such transaction after the consummation of such transaction pursuant to the Management Agreement, provided that (A) such transaction is permitted under this Agreement and (B) at the time such fee is incurred and at the time such fee is paid, no Event of Default has occurred and is continuing (including after giving pro forma effect to such transaction and the payment of such fee), (y) pay to Manager an annual management fee (a “Management Fee”) equal to 0.75% (or less) of the aggregate amount invested in the equity capital of Holdings by Sponsor and its Investment Affiliates, whether directly or through an Affiliate, pursuant to the Management Agreement, provided that at the time any such payment is made, no Event of Default has occurred and is continuing (including after giving pro forma effect to such payment) and (z) reimburse Manager for the reasonable out-of-pocket expenses incurred by it in connection with the performance of such management and advisory services pursuant to the Management Agreement; provided, however, that in the case of clauses (x) and (y) above, (A) the conditions to payment shall not apply if the payment is to be made in the form of equity of Holdings or proceeds of a contemporaneous equity offering or capital contribution, and (B) in the event that any payment is not made because an Event of Default has occurred and is continuing at the time of the scheduled payment thereof, such fees may be paid in full after all existing Events of Default have been cured or waived; (v) Holdings or the Borrower may redeem or repurchase equity of Holdings or the Borrower, respectively, held by former officers, directors, or employees of Holdings or any of its Subsidiaries following the death or disability of such Person, to the extent Holdings or the Borrower has received net cash proceeds from insurance covering the death or disability of such Person in a dollar amount no less than the dollar amount of such redemption or repurchase; (vi) Holdings, Borrower and/or its Subsidiaries may make other payments or advances to allow any Loan Party to repurchase equity from former directors, officers or employees of any Loan Party, their estates, spouses, or former spouses in connection with the termination of such employee’s employment (or such director’s directorship) not to exceed $4,000,000 in the aggregate or $1,500,000 to any single such Person, and the Loan Parties may make distributions and advances to their parent companies to effect such purchases and/or to make payments on any notes issued in connection with any such repurchase; provided, however, that no Event of Default shall have occurred and be continuing at the time of such distribution (including after giving pro forma effect to such distribution); (vii) any of Holdings, Borrower or Subsidiaries may make repurchases of capital stock of any Loan Party deemed to occur upon the cashless exercise of options or warrants; (viii) in each case to the extent due and payable on a non-accelerated basis and permitted under the applicable subordination provisions thereof, Borrower may make regularly scheduled payments of (A) interest in respect of Second Lien Debt and (B) principal and interest in respect of Subordinated Debt; and (ix) Holdings or the Borrower may redeem or repurchase equity of a Subsidiary of the Borrower to the extent required pursuant to the exercise of a put right by a holder thereof under the agreements listed on Schedule 5.2; provided, however, no Default or Event of Default shall have occurred and be continuing at the time of such redemption or repurchase (including after giving pro forma effect to such redemption or repurchase).
          7.5. Mergers; Consolidations; Asset Sales.
          (a) Not, and not permit any other Loan Party to, be a party to any merger or consolidation, except for (i) any such merger, consolidation, liquidation or voluntary dissolution of any Subsidiary into Borrower or any domestic Wholly-Owned Subsidiary, (ii) any such merger or consolidation to effect a Holdings Transaction and (iii) any such merger or consolidation to effect an Acquisition permitted hereunder.
          (b) Not, and not permit any other Loan Party to, sell, transfer, dispose of, convey or lease any of its assets or equity interests, or sell or assign with or without recourse any receivables, except for (i) sales and dispositions of assets (excluding any equity interests of Borrower or any Subsidiary) for at least fair market value (as determined by the Board of Directors of Borrower) so long as the net book value of all assets sold or otherwise disposed of in any Fiscal Year does not exceed $500,000; (ii) sales, licenses or leases of intellectual property in the ordinary course of business; (iii) obsolete property disposed of in the ordinary course of its business, (iv) the sale or other transfer of Inventory in the ordinary course of business, (v) the discount, settlement or write off of accounts receivable or overdue accounts receivable for collection in the ordinary course of business, (vi) the sale or other disposition of Cash Equivalents and other Investments permitted under Section 7.11 (other than Investments in Subsidiaries), (vii) the termination, surrender or sublease of a real estate lease of a Loan Party in the ordinary course of business, (viii) the cancellation of any intercompany indebtedness (other than amounts owed by a non-Wholly-Owned Subsidiary to the Borrower or any Wholly-Owned Subsidiary) or (ix) transfers of assets pursuant to Section 7.11(h).
          7.6. Modification of Organizational Documents.
     Not permit the charter, by-laws or other organizational documents of Borrower or any other Loan Party to be amended or modified in any way which could reasonably be expected to materially adversely affect the interests of Agent or any Lender.

          7.7. Use of Proceeds.
     Use the proceeds of the Loans, and the Letters of Credit, to repay in full, on the Closing Date, the Prior Debt, to fund on the Closing Date in part the Related Transactions, for working capital, for Capital Expenditures, to pay transaction expenses, interest and any fees or other charges arising in connection with the prepayment of any Debt and for other general business purposes; and not use or permit any proceeds of any Loan to be used, either directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of “purchasing or carrying” any Margin Stock.
          7.8. Transactions with Affiliates.
     Not, and not permit any other Loan Party to, enter into, or cause, suffer or permit to exist any transaction, arrangement or contract with any of its other Affiliates, which is on terms which are less favorable than are obtainable from any Person which is not one of its Affiliates. It is acknowledged and agreed by the Agent and the Lenders that the below listed transactions comply with the provisions of this Section 7.8:
          (a) Any transactions, arrangements or fees, reimbursements and indemnities specifically permitted under this Agreement;
          (b) Compensation and indemnities to officers and directors;
          (c) Issuances of stock, options and warrants therefor;
          (d) Expense reimbursement and indemnities to Affiliates to the extent permitted in this Agreement;
          (e) Employment agreements and agreements incidental thereto entered into with officers and employees of the Loan Parties; and
          (f) Any transaction set forth on Schedule 7.8
          7.9. Inconsistent Agreements.
     Not, and not permit any other Loan Party to, enter into any agreement (other than the Second Lien Debt Documents) containing any provision which would (a) be violated or breached by any borrowing by Borrower hereunder or by the performance by Borrower or any other Loan Party of any of its Obligations hereunder or under any other Loan Document, (b) prohibit Borrower or any other Loan Party from granting to Agent and Lenders a Lien on any of its assets other than restrictions in any agreement governing any Debt permitted by Section 7.1(b) so long as such restriction is limited to the assets financed with the proceeds of such Debt and restrictions against assignment thereof contained in any contract or license entered into in the ordinary course of business or (c) create or permit to exist or become effective any encumbrance or restriction on the ability of any other Loan Party to (i) pay dividends or make other distributions to Borrower or any other Subsidiary, or pay any Debt owed to Borrower or any other Subsidiary, (ii) make loans or advances to Borrower or any other Loan Party or (iii) transfer any of its assets or properties to Borrower or any other Loan Party other than, in the case of this clause (iii), restrictions in any agreement governing any Debt permitted by Section 7.1(b) so long as such restriction is limited to the assets financed with the proceeds of such Debt and restrictions against assignment thereof contained in any contract or license entered into in the ordinary course of business.

          7.10. Business Activities.
     Not engage in any line of business other than the businesses engaged in on the Closing Date provided that such businesses do not generate more than $1,000,000 in revenue during any Fiscal Year. Not permit any other Loan Party to engage in any line of business other than the businesses engaged in on the Closing Date and businesses reasonably related thereto. Not, and not permit any other Loan Party to, issue any equity interest other than (a) any issuance by a Subsidiary to Borrower or another Subsidiary in accordance with Section 7.4, (b) any issuance of options pursuant to the Borrower Stock Option Plan or any issuance of stock upon the exercise of such options, or (c) any issuance of shares of Holdings’ equity securities (or, following a Holdings Transaction and subject to Section 8.1.10, Borrower’s equity securities).
          7.11. Investments.
     Not, and not permit any other Loan Party to, make or permit to exist any Investment in any other Person or create or establish any Subsidiary, except the following (each a “Permitted Investment”):
          (a) Investments constituting Debt permitted by Section 7.1(c) or Section 7.1(o);
          (b) Contingent Obligations constituting Debt permitted by Section 7.1 or Liens permitted by Section 7.2;
          (c) Cash Equivalent Investments;
          (d) bank deposits in the ordinary course of business;
          (e) Investments in securities of Account Debtors received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Account Debtors;
          (f) Investments listed on Schedule 7.11 as of the Closing Date;
          (g) Investments in Borrower and any domestic Wholly-Owned Subsidiary and any purchase or other acquisition by Borrower or any domestic Wholly-Owned Subsidiary of the assets or equity interests of any other domestic Wholly-Owned Subsidiary;
          (h) Investments in any domestic non-Wholly-Owned Subsidiary existing on the Closing Date (other than PAUSE Insurance) and any purchase or other acquisition of the assets or equity interests of any domestic non-Wholly-Owned Subsidiary existing on the Closing Date (other than PAUSE Insurance);
          (i) the creation or establishment of one or more Wholly-Owned Subsidiaries so long as the provisions of Section 6.8 are complied with;
          (j) Loans to employees, officers, and directors to buy capital stock of Holdings in an amount not to exceed $10,000,000 outstanding in the aggregate any time provided that the proceeds of the issuance of the capital stock of Holdings in connection therewith are contributed to the Borrower by Holdings;
          (k) Loans to senior executives which are matched by performance based deferred compensation accounts in lieu of cash bonuses and which are used to purchase stock of Holdings provided that the proceeds of the issuance of the capital stock of Holdings in connection therewith are contributed to the Borrower by Holdings;

          (l) Hedging Obligations;
          (m) a loan or an Investment that could otherwise be made as a distribution permitted under Section 7.4 (with a commensurate reduction of the ability to make additional distributions under such section);
          (n) any Acquisition by Borrower or any domestic Wholly-Owned Subsidiary where (i) the business or division acquired is for use, or the Person acquired is engaged, in the businesses engaged in by Borrower and the Subsidiaries on the Closing Date, (ii) in the case of the Acquisition of any Person, the Board of Directors of such Person has approved such Acquisition and all of the equity interests of such Person are being acquired, (iii) immediately before and after giving effect to such Acquisition and the Loans made to fund such Acquisition, no Event of Default or Default shall exist, (iv) immediately after giving effect to such Acquisition and the Loans made to fund such Acquisition, Borrower is in pro forma compliance with Section 7.14 (provided that for purposes of determining pro forma compliance with Section 7.14.3, the maximum Total Debt to EBITDA Ratio shall be deemed to be 0.25 less than the ratio then required to be satisfied as set forth in Section 7.14.3), as reflected in a Compliance Certificate delivered to Agent at least three Business Days prior to the consummation of such Acquisition, (v) the aggregate consideration to be paid by Borrower and the Subsidiaries (including any Debt assumed or issued in connection therewith, the amount thereof to be calculated in accordance with GAAP, but excluding (A) any Earn-out obligations or payments, (B) the fair market value of any equity of Holdings issued in connection with such Acquisition, and (C) any cash consideration which is the proceeds of equity issued in accordance with Section 7.10) in connection with such Acquisition (or any series of related Acquisitions) is less than $15,000,000 per Acquisition and less than $50,000,000 in the aggregate for all Acquisitions during the term of this Agreement, (vi) at the time of and immediately after giving effect to such Acquisition and the related Loans, the sum of (x) the excess of Borrowing Availability over Revolving Outstandings plus (y) unrestricted cash shall not be less than $5,000,000, (vii) reasonably prior to any such Acquisition (or, with respect to any Acquisition with aggregate consideration of less than $3,000,000, within 30 days after consummation of such Acquisition), with respect to any Acquisition with aggregate consideration of less then $3,000,000, Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition, (viii) not less than ten (10) Business Days prior to such Acquisition, an acquisition summary with respect to the Person and/or business or division to be acquired, such summary to include a reasonably detailed description thereof (including financial information) and operating results (including financial statements for the most recent 12 month period for which they are available and as otherwise available), the terms and conditions, including economic terms, of the proposed Acquisition, and Borrower’s calculation of EBITDA relating thereto adjusted by adjustments that are consistent with Regulation S-X or otherwise approved by Agent in its reasonable discretion (which adjusted EBITDA shall be greater than $0), (ix) consents have been obtained in favor of Agent and Lenders to the collateral assignment of rights and indemnities under the related acquisition documents and (x) opinions of counsel for the Loan Parties and (if delivered to the Loan Parties) the selling party in favor of Agent and Lenders (or otherwise permitting Agent and Lenders to rely thereon) have been delivered;
          (o) other Investments not exceeding $3,000,000 in the aggregate at any time (with the amount of any Investment being the initial amount of such Investment less all cash repayments, returns, dividends and distributions received in respect of such Investment); and
          (p) accretions and accruals of value on the above Investments.
          7.12. Restriction of Amendments to Certain Documents.
     Not amend or otherwise modify, or waive any rights under (a) any Related Agreement (other than any Second Lien Debt Document), other than immaterial amendments, modifications and waivers not adverse to the interests of Agent or any Lender or (b) any provisions of any Second Lien Debt Document or any document relating to Subordinated Debt (except that the terms of the Second Lien Debt Documents may be amended to the extent permitted under the Second Lien Subordination Agreement); provided, that amendments, modifications or waivers of any Related Agreement, any Second Lien Debt Document or any document related to Subordinated Debt to substitute Borrower for Holdings in connection with a Holdings Transaction are not prohibited by this Section 7.12.
          7.13. Fiscal Year; Accounting Method.
     Not change its Fiscal Year or, except as contemplated by Section 1.3 or as required by GAAP, its accounting methods.
          7.14. Financial Covenants.
          7.14.1. Fixed Charge Coverage Ratio.
          Not permit the Fixed Charge Coverage Ratio for any Computation Period to be less than 1.25.
          7.14.2. Interest Coverage Ratio.
          Not permit the Interest Coverage Ratio for any Computation Period to be less than the applicable ratio set forth below for such Computation Period:

Computation	Interest
Period Ending	Coverage Ratio
December 31, 2005	2.00
March 31, 2006	2.00
June 30, 2006	2.00
September 30, 2006	2.00
December 31, 2006	2.00
March 31, 2007	2.00
June 30, 2007	2.25
September 30, 2007	2.25
December 31, 2007	2.25
March 31, 2008	2.25
June 30, 2008	2.25
September 30, 2008	2.25
December 31, 2008	2.50
March 31, 2009	2.50
June 30, 2009	2.50
September 30, 2009	2.50
December 31, 2009 and thereafter	2.75

          7.14.3. Total Debt to EBITDA Ratio.
          Not permit the Total Debt to EBITDA Ratio as of the last day of any Computation Period to exceed the applicable ratio set forth below for such Computation Period:

Computation	Total Debt to
Period Ending	EBITDA Ratio
December 31, 2005	5.38
March 31, 2006	5.38
June 30, 2006	5.38
September 30, 2006	5.38
December 31, 2006	5.38
March 31, 2007	5.00
June 30, 2007	5.00
September 30, 2007	4.75
December 31, 2007	4.75
March 31, 2008	4.50
June 30, 2008	4.50
September 30, 2008	4.25
December 31, 2008	4.25
March 31, 2009	4.00
June 30, 2009	4.00
September 30, 2009	3.75
December 31, 2009	3.75
March 31, 2010 and thereafter	3.50
          7.14.4. Capital Expenditures.
          Not permit the aggregate amount of all Capital Expenditures made by Borrower and the Subsidiaries to exceed $3,250,000 in any Fiscal Year, commencing with Fiscal Year 2005; provided, that if Borrower does not utilize the entire amount of Capital Expenditures permitted in any Fiscal Year, so long as no Event of Default exists or would be caused thereby, Borrower may carry forward to the immediately succeeding Fiscal Year only, 50% of such unutilized amount (with Capital Expenditures made by Borrower in such succeeding Fiscal Year applied last to such unutilized amount).
          7.15. Bank Accounts.
     Not, and not permit any other Loan Party, to maintain or establish any new bank accounts (other than the bank accounts set forth on Schedule 7.15 and trust accounts) without prior written notice to Agent, unless Agent, Borrower or such other Loan Party and the bank at which the account is to be opened enter into a tri-party agreement regarding such bank account pursuant to which such bank acknowledges the security interest and control of Agent in such bank account and agrees to limit its set-off rights on terms satisfactory to Agent.
          7.16. Sale and Leaseback.
     Not, and not permit any other Loan Party, to engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets.
Section 8. Events of Default; Remedies.
          8.1. Events of Default.
     Each of the following shall constitute an Event of Default under this Agreement:
          8.1.1. Non-Payment of Credit.
          Default in the payment when due of the principal of any Loan; or default, and continuance thereof for three Business Days, in the payment when due of any interest, fee, reimbursement obligation with respect to any Letter of Credit or other amount payable by any Loan Party hereunder or under any other Loan Document.
          8.1.2. Default Under Other Debt.
          Any default shall occur under the terms of the Second Lien Debt Documents, or any default shall occur under the terms applicable to any other Debt of any Loan Party in an aggregate amount (for all such Debt so affected and including undrawn committed or available amounts and amounts owing to all creditors under any combined or syndicated credit arrangement) exceeding $3,500,000 and such default shall (a) consist of the failure to pay such Debt when due, whether by acceleration or otherwise or (b) accelerate the maturity of such Debt or permit the holder or holders thereof, or any trustee or agent for such holder or holders, to cause such Debt to become due and payable (or require Borrower or any other Loan Party to purchase or redeem such Debt or post cash collateral in respect thereof) prior to its expressed maturity.
          8.1.3. Bankruptcy; Insolvency.
          Any Loan Party becomes insolvent or generally fails to pay, or admits in writing its inability or refusal to pay, debts as they become due; or any Loan Party applies for, consents to, or acquiesces in the appointment of a trustee, receiver or other custodian for such Loan Party or any property thereof, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for any Loan Party or for a substantial part of the property of any thereof and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of any Loan Party, and if such case or proceeding is not commenced by such Loan Party, it is consented to or acquiesced in by such Loan Party, or remains for 60 days undismissed; or any Loan Party takes any action to authorize, or in furtherance of, any of the foregoing.
          8.1.4. Non-Compliance with Loan Documents.
          (a) Failure by Borrower to comply with or to perform any covenant set forth in Sections 6.1.1, 6.1.2, 6.1.3, 6.1.5(a), 6.3(b), 6.5(a)(i), 6.9 and 7; (b) failure by Borrower to comply with or to perform any covenant set forth in Section 6.1.7 and the continuance of such failure for 5 Business Days after notice thereof by Agent; or (c) any Loan Party to comply with or to perform any other provision of this Agreement or any other Loan Document applicable to it (and not constituting an Event of Default under any other provision of this Section 8) and continuance of such failure described in this clause (c) for 30 days after the earlier of (i) notice thereof by Agent and (ii) knowledge thereof by an Authorized Officer of the Borrower.
          8.1.5. Representations; Warranties.
          Any representation or warranty made by any Loan Party herein or any other Loan Document is breached or is false or misleading in any material respect when made or deemed to have been made.
          8.1.6. Pension Plans.
          (a) Institution of any steps by any Person to terminate a Pension Plan if as a result of such termination any Loan Party or any member of the Controlled Group could be required to make a contribution to such Pension Plan, or could incur a liability or obligation to such Pension Plan, in excess of $1,000,000; (b) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA; or (c) there shall occur any withdrawal or partial withdrawal from a Multiemployer Pension Plan and the withdrawal liability (without unaccrued interest) to Multiemployer Pension Plans as a result of such withdrawal (including any outstanding withdrawal liability that Borrower or any other Loan Party or any member of the Controlled Group have incurred on the date of such withdrawal) exceeds $1,000,000.
          8.1.7. Judgments.
          Final judgments which exceed an aggregate of $2,500,000 (exclusive of any amounts acknowledged by the applicable insurer to be fully covered by insurance (less any applicable deductible)) shall be rendered against any Loan Party and shall not have been paid, discharged or vacated or had execution thereof stayed pending appeal within 30 days after entry or filing of such judgments.
          8.1.8. Invalidity of Collateral Documents.
          Any Collateral Document shall cease to be in full force and effect (other than in accordance with its terms); or, except as permitted under any Collateral Document, any Lien securing any Obligation shall cease to be a perfected Lien; or any Loan Party (or any Person by, through or on behalf of any Loan Party) shall contest in any manner the validity, binding nature or enforceability of any Collateral Document.
          8.1.9. Invalidity of Subordination Provisions.
          Any subordination provision in any document or instrument governing Second Lien Debt or Subordinated Debt or any subordination provision in any subordination agreement that relates to any Second Lien Debt or Subordinated Debt (including, without limitation, any subordination provision in the Second Lien Debt Subordination Agreement), or any subordination provision in any guaranty by any Loan Party of any Second Lien Debt or Subordinated Debt, shall cease to be in full force and effect, or any Person (including the holder of any applicable Second Lien Debt or Subordinated Debt) shall contest in any manner the validity, binding nature or enforceability of any such provision.

     8.1.10. Change of Control.
     (a) Sponsor and its Investment Affiliates shall collectively cease to, directly or indirectly, (i) own and control at least 40% of the common equity interests of Holdings (or, following a Holdings Transaction, the Borrower) or (ii) control that percentage of the outstanding voting equity interests of Holdings (or, following a Holdings Transaction, the Borrower) necessary at all times to elect a majority of the board of directors (or similar governing body) of Holdings or Borrower, as applicable, and to direct the management policies and decisions of Holdings or Borrower, as applicable; (b) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 as in effect on the Closing Date) other than Sponsor or any of its Investment Affiliates shall have acquired a greater beneficial ownership in Holdings’ (or, following a Holdings Transaction, the Borrower’s) voting equity interests than that held collectively by Sponsor and its Investment Affiliates; (c) a majority of Holdings’ (or, following a Holdings Transaction, the Borrower’s) board of directors (or similar governing body) shall cease to consist of the directors (or similar parties) of Holdings or Borrower, as applicable, on the Closing Date and other directors (or similar parties) whose nomination for election to Holdings’ or Borrower’s, as applicable, board of directors (or similar governing body) is recommended by at least a majority of the foregoing described directors (or similar parties); (d) at any time prior to a Holdings Transaction, Holdings shall cease to directly own and control 100% of each class of the outstanding equity interests of Borrower (other than equity interests issued pursuant to the Borrower Stock Option Plan); (e) Borrower shall cease to, directly or indirectly, own and control 100% of each class of the outstanding equity interests of each Subsidiary (other than PAUSE Insurance); provided, that no Event of Default shall exist under this clause (e) with respect to any non-Wholly-Owned Subsidiary (other than PAUSE Insurance) prior to the redemption of the minority interests of such non-Wholly-Owned Subsidiary so long as Borrower continues to, directly or indirectly, own and control the percentage of such non-Wholly-Owned Subsidiary that it owned and controlled on the Closing Date, or (f) a “Change of Control” or other similar event shall occur, as defined in, or under, the Second Lien Debt or any Subordinated Debt or any documentation evidencing or otherwise relating to Second Lien Debt or Subordinated Debt.
     8.1.11. Activities of Holdings.
     Holdings (i) conducts any business other than its ownership of equity securities of Borrower, the issuance of equity of Holdings permitted hereunder, the conducting of audits, and the other activities of Holdings permitted hereunder, or (ii) incurs any Debt or liabilities other than liabilities incidental to the conduct of its business as permitted hereunder; provided, that Holdings may consummate a Holdings Transaction.
     8.2. Remedies.
     If any Event of Default described in Section 8.1.3 shall occur, the Commitments shall immediately terminate and the Loans and all other Obligations shall become immediately due and payable and Borrower shall become immediately obligated to cash collateralize all Letters of Credit in a manner acceptable to Agent, all without presentment, demand, protest or notice of any kind; and, if any other Event of Default shall occur and be continuing, Agent (upon the written request of Required Lenders) shall declare the Commitments to be terminated in whole or in part and/or declare all or any part of the Loans and other Obligations to be due and payable and/or demand that Borrower immediately cash collateralize all or any Letters of Credit in a manner acceptable to Agent, whereupon the Commitments shall immediately terminate (or be reduced, as applicable) and/or the Loans and other Obligations shall become immediately due and payable (in whole or in part, as applicable) and/or Borrower shall immediately become obligated to cash collateralize the Letters of Credit (all or any, as applicable) in a manner acceptable to Agent, all without presentment, demand, protest or notice of any kind. Agent shall promptly advise Borrower of any such declaration, but failure to do so shall not impair the effect of such declaration. Notwithstanding the foregoing, the effect as an Event of Default of any event described in Section 8.1.1 may only be waived by the written concurrence of each Lender, and the effect as an Event of Default of any other event described in this Section 8 may be waived by the written concurrence of Required Lenders. Any cash collateral delivered hereunder shall be held by Agent (without liability for interest thereon) and applied to Obligations arising in connection with any drawing under a Letter of Credit. After the expiration or termination of all Letters of Credit, such cash collateral shall be applied by Agent to any remaining Obligations and any excess shall be delivered to Borrower or as a court of competent jurisdiction shall order.
Section 9. Agent.
          9.1. Appointment; Authorization.
          (a) Each Lender hereby irrevocably appoints, designates and authorizes Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, Agent shall not have any duty or responsibility except those expressly set forth herein, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent.
          (b) Issuing Lender shall act on behalf of Lenders (according to their Pro Rata Revolving Shares) with respect to any Letters of Credit issued by it and the documents associated therewith. Issuing Lender shall have all of the benefits and immunities (i) provided to Agent in this Section 9 with respect to any acts taken or omissions suffered by Issuing Lender in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent”, as used in this Section 9, included Issuing Lender with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to Issuing Lender.
          9.2. Delegation of Duties.
     Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.
          9.3. Limited Liability.
     None of Agent or any of its directors, officers, employees or agents shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except to the extent resulting from its own gross negligence or willful misconduct as determined by a court of competent jurisdiction), or (b) be responsible in any manner to any Lender for any recital, statement, representation or warranty made by any Loan Party or Affiliate of any Loan Party, or any officer thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (or the creation, perfection or priority of any Lien or security interest therein), or for any failure of any Loan Party or any other party to any Loan Document to perform its Obligations hereunder or thereunder. Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or Affiliate of any Loan Party.
          9.4. Reliance.
     Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of Required Lenders (or all Lenders if expressly required hereunder) as it deems appropriate and, if it so requests, confirmation from Lenders of their obligation to indemnify Agent against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of Required Lenders (or all Lenders if expressly required hereunder) and such request and any action taken or failure to act pursuant thereto shall be binding upon each Lender.
          9.5. Notice of Default.
     Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default or Default except with respect to defaults in the payment of principal, interest and fees required to be paid to Agent for the account of Lenders, unless Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Event of Default or Default and stating that such notice is a “notice of default”. Agent will notify Lenders of its receipt of any such notice or any such default in the payment of principal, interest and fees required to be paid to Agent for the account of Lenders. Agent shall take such action with respect to such Event of Default or Default as may be requested by Required Lenders in accordance with Section 8; provided that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default or Default as it shall deem advisable or in the best interest of Lenders.
          9.6. Credit Decision.
     Each Lender acknowledges that Agent has not made any representation or warranty to it, and that no act by Agent hereafter taken, including any review of the affairs of Borrower and the other Loan Parties, shall be deemed to constitute any representation or warranty by Agent to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon Agent and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower and the other Loan Parties, and made its own decision to enter into this Agreement and to extend credit to Borrower hereunder. Each Lender also represents that it will, independently and without reliance upon Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties. Except for notices, reports and other documents expressly herein required to be furnished to Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial or other condition or creditworthiness of any Loan Party which may come into the possession of Agent.
          9.7. Indemnification.
     Whether or not the transactions contemplated hereby are consummated, each Lender shall indemnify, upon demand, Agent and its directors, officers, employees and agents (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so), based on such Lender’s Pro Rata Share, from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including Legal Costs, except to the extent any thereof result from the applicable Person’s own gross negligence or willful misconduct, as determined by a court of competent jurisdiction. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Legal Costs) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower. The undertaking in this Section 9.7 shall survive repayment of the Loans, cancellation of the Notes, expiration or termination of the Letters of Credit, any foreclosure under, or modification, release or discharge of, any or all of the Collateral Documents, termination of this Agreement and the resignation or replacement of Agent.
          9.8. Agent Individually.
     Madison and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any Loan Party and any Affiliate of any Loan Party as though Madison were not Agent hereunder and without notice to or consent of any Lender. Each Lender acknowledges that, pursuant to such activities, Madison or its Affiliates may receive information regarding Loan Parties or their Affiliates (including information that may be subject to confidentiality obligations in favor of any such Loan Party or such Affiliate) and acknowledge that Agent shall be under no obligation to provide such information to them. With respect to their Loans (if any), Madison and its Affiliates shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though Madison were not Agent, and the terms “Lender” and “Lenders” include Madison and its Affiliates, to the extent applicable, in their individual capacities.
          9.9. Successor Agent.
     Agent may resign as Agent upon 30 days’ prior notice to Lenders. If Agent resigns under this Agreement, Required Lenders shall, with (so long as no Event of Default exists) the consent of Borrower (which shall not be unreasonably withheld or delayed), appoint from among Lenders a successor agent for Lenders. If no successor agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with Lenders and (so long as no Event of Default exists) Borrower, a successor agent from among Lenders. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term “Agent” shall mean such successor agent, and the retiring Agent’s appointment, powers and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 9 and Sections 10.4 and 10.5 shall continue to inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and Lenders shall perform all of the duties of Agent hereunder until such time, if any, as Required Lenders appoint a successor agent as provided for above.
          9.10. Collateral Matters; Guaranties.
     Lenders irrevocably authorize Agent, at its option and in its discretion, (a) to release any Lien granted to or held by Agent under any Collateral Document (i) upon Payment in Full of all Loans and all other Obligations, (ii) constituting property sold or to be sold or disposed of as part of or in connection with any disposition permitted hereunder (it being agreed and understood that Agent may conclusively rely without further inquiry on a certificate of an officer of Borrower as to the sale or other disposition of property being made in compliance with this Agreement), or (iii) subject to Section 10.1, if approved, authorized or ratified in writing by Required Lenders; (b) to release any party from its guaranty under the Guarantee and Collateral Agreement (i) upon Payment in Full of all Loans and all other Obligations, or (ii) if such party was sold or is to be sold or disposed of as part of or in connection with any disposition permitted hereunder (it being agreed and understood that Agent may conclusively rely without further inquiry on a certificate of an officer of Borrower as to the sale or other disposition being made in compliance with this Agreement); or (c) to subordinate its interest in any Collateral to any holder of a Lien on such Collateral which is permitted by clause (d)(i) or (d)(iii) of Section 7.2 (it being understood that Agent may conclusively rely on a certificate from Borrower in determining whether the Debt secured by any such Lien is permitted by Section 7.1(b)). Upon request by Agent at any time, Lenders will confirm in writing Agent’s authority to release, or subordinate its interest in, particular types or items of Collateral pursuant to this Section 9.10.
          9.11. Second Lien Debt and Subordinated Debt.
     Each Lender hereby irrevocably appoints, designates and authorizes Agent to enter into the Second Lien Subordination Agreement, and any other subordination or intercreditor agreement pertaining to any other Second Lien Debt or Subordinated Debt, on its behalf and to take such action on its behalf under the provisions of any such agreement (subject to the last sentence of this Section 9.11). Each Lender further agrees to be bound by the terms and conditions of the Second Lien Subordination Agreement and, subject to the approval of the Required Lenders, any other subordination or intercreditor agreement pertaining to any Subordinated Debt. Each Lender hereby authorizes Agent to issue blockage notices in connection with any Subordinated Debt at the direction of Required Lenders (it being agreed and understood that Agent will not act unilaterally to issue such blockage notices).
          9.12. Limited Application to Loan Parties.
     Except with respect to Borrower’s consent rights under Section 9.9, the provisions of this Section 9 are solely among the Agent, the Lenders, and the Issuing Lender, and the Borrower shall not be considered bound thereby or a party thereto.
Section 10. Miscellaneous.
          10.1. Waiver; Amendments.
     No delay on the part of Agent or any Lender in the exercise of any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by any of them of any right, power or remedy preclude other or further exercise thereof, or the exercise of any other right, power or remedy. No amendment, modification or waiver of, or consent with respect to, any provision of this Agreement, the Notes or any of the other Loan Documents (or any subordination and intercreditor agreement or other subordination provisions relating to any Subordinated Debt) shall in any event be effective unless the same shall be in writing and approved by (i) the Borrower and (ii) Lenders having aggregate Pro Rata

Shares of not less than the aggregate Pro Rata Shares expressly designated herein with respect thereto or, in the absence of such designation as to any provision of this Agreement, by Required Lenders, and then any such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No amendment, modification, waiver or consent shall increase any Commitment, extend the date scheduled for payment of any principal of (except as set forth below) or interest on the Loans or any fees or other amounts payable hereunder or under the other Loan Documents or reduce the principal amount of any Loan, the amount or rate of interest thereon (provided, that Required Lenders may rescind an imposition of default interest pursuant to Section 2.7.1) or any fees or other amounts payable hereunder or under the other Loan Documents, without, in each case, the consent of each Lender affected thereby. No amendment, modification, waiver or consent shall release any party from its guaranty under the Guarantee and Collateral Agreement or all or any substantial part of the Collateral granted under the Collateral Documents, the definition of Required Lenders, change any provision of this Section 10.1, amend the provisions of Section 2.12.2 or reduce the aggregate Pro Rata Share required to effect any amendment, modification, waiver or consent, without, in each case, the consent of all Lenders. No provision of Sections 2.10.2 or 2.10.3 with respect to the obligation to make, timing or application of mandatory prepayments of the Loans shall be amended, modified or waived without the consent of Lenders having a majority of the aggregate Pro Rata Shares of the Term Loans affected thereby. No provision of Section 9 or other provision of this Agreement affecting Agent in its capacity as such shall be amended, modified or waived without the consent of Agent. No provision of this Agreement relating to the rights or duties of Issuing Lender in its capacity as such shall be amended, modified or waived without the consent of Issuing Lender. Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the Revolving Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.
          10.2. Notices.
     Except as otherwise provided in Sections 2.2.2 and 2.2.3, all notices hereunder shall be in writing (including facsimile transmission) and shall be sent to the applicable party at its address shown on Annex II or at such other address as such party may, by written notice received by the other parties, have designated as its address for such purpose. Notices sent by facsimile transmission shall be deemed to have been given when sent; notices sent by mail shall be deemed to have been given three Business Days after the date when sent by registered or certified mail, postage prepaid; and notices sent by hand delivery or overnight courier service shall be deemed to have been given when received. For purposes of Sections 2.2.2 and 2.2.3, Agent shall be entitled to rely on telephonic instructions from any person that Agent in good faith believes is an Authorized Officer of Borrower, and Borrower shall hold Agent and each other Lender harmless from any loss, cost or expense resulting from any such good faith reliance. Borrower and Lenders each hereby acknowledge that, from time to time, Agent may deliver information and notices to Lenders using the internet service “Intralinks”. Each of Borrower and each Lender hereby agree that Agent may, in its discretion, utilize Intralinks for such purpose.
          10.3. Computations.
     Unless otherwise specifically provided herein, any accounting term used in this Agreement (including in Section 7.14 or any related definition) shall have the meaning customarily given such term in accordance with GAAP, and all financial computations (including pursuant to Section 7.14 and the related definitions, and with respect to the character or amount of any asset or liability or item of income or expense, or any consolidation or other accounting computation) hereunder shall be computed in accordance with GAAP consistently applied; provided that if Borrower notifies Agent that Borrower wishes to amend any covenant in Section 7.14 (or any related definition) to eliminate or to take into account the effect of any change in GAAP on the operation of such covenant (or if Agent notifies Borrower that Required Lenders wish to amend Section 7.14 (or any related definition) for such purpose), then Borrower’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant (or related definition) is amended in a manner satisfactory to Borrower and Required Lenders. The explicit qualification of terms or computations by the phrase “in accordance with GAAP” shall in no way be construed to limit the foregoing.
          10.4. Costs; Expenses.
     Borrower agrees to pay promptly after demand all reasonable out-of-pocket costs and expenses of Agent solely in Agent’s capacity as Agent hereunder (including Legal Costs) in connection with the preparation, execution, syndication, delivery and administration (including perfection and protection of Collateral) of this Agreement, the other Loan Documents and all other documents provided for herein or delivered or to be delivered hereunder or in connection herewith (including any proposed or actual amendment, supplement or waiver to any Loan Document), and all reasonable out-of-pocket costs and expenses (including Legal Costs) incurred by Agent and each Lender, solely in their capacities as Agent or Lenders hereunder, after an Event of Default in connection with the collection of the Obligations and enforcement of this Agreement, the other Loan Documents or any such other documents. In addition, Borrower agrees to pay, and to save Agent and Lenders harmless from all liability for, any fees of Borrower’s auditors in connection with any reasonable exercise by Agent and Lenders of their rights pursuant to Section 6.2. All Obligations provided for in this Section 10.4 shall survive repayment of the Loans, cancellation of the Notes, expiration or termination of the Letters of Credit and termination of this Agreement). Notwithstanding the foregoing, no Lender (solely in its capacity as a direct or indirect equity holder of Holdings) shall have any rights under this Section.
          10.5. Indemnification by Borrower.
     In consideration of the execution and delivery of this Agreement by Agent and Lenders and the agreement to extend the Commitments provided hereunder, Borrower hereby agrees to indemnify, exonerate and hold Agent, each Lender and each of the officers, directors, employees, Affiliates and agents of Agent and each Lender, solely in their capacities as Agent or Lender under this Agreement (in such capacity, each a “Lender Party”) free and harmless from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including Legal Costs (collectively, the “Indemnified Liabilities”), incurred by Lender Parties or any of them as a result of, or arising out of, or relating to (a) any tender offer, merger, purchase of equity interests, purchase of assets (including the Related Transactions) or other similar transaction financed or proposed to be financed in whole or in part, directly or indirectly, with the proceeds of any of the Loans, (b) the use, handling, release, emission, discharge, transportation, storage, treatment or disposal of any hazardous substance at any property owned or leased by Borrower or any other Loan Party, (c) any violation of any Environmental Laws with respect to conditions at any property owned or leased by any Loan Party or the operations conducted thereon, (d) the investigation, cleanup or remediation of offsite locations at which any Loan Party or their respective predecessors are alleged to have directly or indirectly disposed of hazardous substances or (e) the execution, delivery, performance or enforcement of this Agreement or any other Loan Document by any Lender Party, except to the extent any such Indemnified Liabilities result from the applicable Lender Party’s own gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. All Obligations provided for in this Section 10.5 shall survive repayment of the Loans, cancellation of the Notes, expiration or termination of the Letters of Credit, any foreclosure under, or any modification, release or discharge of, any or all of the Collateral Documents and termination of this Agreement. Notwithstanding the foregoing, no Lender (solely in its capacity as a direct or indirect equity holder of Holdings) shall have any rights under this Section.
          10.6. Marshaling; Payments Set Aside.
     Neither Agent nor any Lender shall be under any obligation to marshal any assets in favor of Borrower or any other Person or against or in payment of any or all of the Obligations. To the extent that Borrower makes a payment or payments to Agent or any Lender, or Agent or any Lender enforces its Liens or exercises its rights of set-off, and such payment or payments or the proceeds of such enforcement or set-off or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Agent or any Lender in its discretion) to be repaid to a trustee, receiver or any other party in connection with any bankruptcy, insolvency or similar proceeding, or otherwise, then (a) to the extent of such recovery, the obligation hereunder or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred and (b) each Lender severally agrees to pay to Agent upon demand its ratable share of the total amount so recovered from or repaid by Agent to the extent paid to such Lender.
          10.7. Nonliability of Lenders.
     The relationship between Borrower on the one hand and Lenders and Agent on the other hand shall be solely that of borrower and lender. Neither Agent nor any Lender shall have any fiduciary responsibility to Borrower. Neither Agent nor any Lender undertakes any responsibility to Borrower to review or inform Borrower of any matter in connection with any phase of Borrower’s business or operations. Execution of this Agreement by Borrower constitutes a full, complete and irrevocable release of any and all claims which Borrower may have at law or in equity in respect of all prior discussions and understandings, oral or written, relating to the subject matter of this Agreement and the other Loan Documents occurring prior to the Closing Date. Neither Agent nor any Lender shall have any liability with respect to, and Borrower hereby waives, releases and agrees not to sue for, any special, indirect, punitive or consequential damages or liabilities.
          10.8. Assignments; Participations.
          10.8.1. Assignments.
          (a) Any Lender may at any time assign to one or more Persons (any such Person, an “Assignee”) all or any portion of such Lender’s Loans and Commitments, with the prior written consent of Agent and Issuing Lender (for an assignment of the Revolving Loans and the Revolving Loan Commitment) and, so long as no Event of Default has occurred and is continuing, the Borrower, such consent not to be unreasonably withheld or delayed by Borrower; provided, that no such consent shall be required for an assignment (i) in the case of the Term Loans, by a Lender to a Lender or an Affiliate or Related Fund of a Lender or (ii) in the case of Revolving Loans and Revolving Loan Commitments, by a Lender to a Lender with a Revolving Loan Commitment. Except as Agent may otherwise agree, any such assignment (other than any assignment by a Lender to a Lender or an Affiliate or Related Fund of a Lender) shall be in a minimum aggregate amount equal to $2,000,000 (or, $1,000,000, in the case of the Term Loan) or, if less, the Commitment or the principal amount of the Loan being assigned or other amounts acceptable to Agent and Borrower, it being agreed that concurrent assignments to entities that are Related Funds after giving effect thereto will be treated as one assignment for purposes of such minimum assignment amounts. Borrower and Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned to an Assignee until Agent shall have received and accepted an effective Assignment Agreement executed, delivered and fully completed by the applicable parties thereto and a processing fee of $3,500 to be paid (and not reimbursed by the Loan Parties) by the Lender to whom such interest is assigned; provided, that no such fee shall be payable in connection with any assignment by a Lender to a Lender or an Affiliate or Related Fund of a Lender and further provided that only one such fee shall be payable in connection with concurrent assignments to two or more entities that are Related Funds after giving effect thereto. No assignment may be made to any Person if at the time of such assignment Borrower would be obligated to pay any greater amount under Section 3 to the Assignee than Borrower is then obligated to pay to the assigning Lender under such Sections (and if any assignment is made in violation of the foregoing, Borrower will not be required to pay such greater amounts). Any attempted assignment not made in accordance with this Section 10.8.1 shall be treated as the sale of a participation under Section 10.8.2.
          (b) From and after the date on which the conditions described above have been met, (i) such Assignee shall be deemed automatically to have become a party hereto and, to the extent that rights and obligations hereunder have been assigned to such Assignee pursuant to such Assignment Agreement, shall have the rights and obligations of a Lender hereunder and (ii) the assigning Lender, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, shall be released from its rights (other than its indemnification rights) and obligations hereunder. Upon the request of the Assignee (and, as applicable, the assigning Lender) pursuant to an effective Assignment Agreement and conditioned upon the return of the existing Note to Borrower marked “Exchanged”, Borrower shall execute and deliver to Agent for delivery to the Assignee (and, as applicable, the assigning Lender) a Note in the principal amount of the Assignee’s Pro Rata Share of the Revolving Loan Commitment plus the principal amount of the Assignee’s Term Loans (and, as applicable, a Note in the principal amount of the Pro Rata Share of the Revolving Loan Commitment retained by the assigning Lender plus the principal amount of the Term Loans retained by the assigning Lender). Each such Note shall be dated the effective date of such assignment. Upon receipt by the assigning Lender of such Note, the assigning Lender shall return to Borrower any prior Note held by it.
          (c) Agent, acting solely for this purpose as an agent of Borrower, shall maintain at one of its offices in the United States a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of each Lender, and the Commitments of, and principal and interest amounts of the Loans owing to, such Lender pursuant to the terms hereof. The entries in such register shall be conclusive, and Borrower, Agent and Lenders may treat each Person whose name is recorded therein pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Such register shall be available for inspection by Borrower and any Lender, at any reasonable time upon reasonable prior notice to Agent.
          (d) Notwithstanding the foregoing provisions of this Section 10.8.1 or any other provision of this Agreement, any Lender may at any time assign all or any portion of its Loans and its Note as collateral security to a Federal Reserve Bank or, as applicable, to such Lender’s trustee or other representative for the benefit of its investors (but no such assignment shall release any Lender from any of its obligations hereunder).
          (e) For purposes of this Section 10.8.1, a “Related Fund” shall mean, with respect to any Lender, a fund or other investment vehicle that invests in commercial loans and is managed by the same investment advisor as such Lender or by an affiliate of such investment advisor.

          10.8.2. Participations.
          Any Lender may at any time sell to one or more Persons participating interests in its Loans, Commitments or other interests hereunder (any such Person, a “Participant”). In the event of a sale by a Lender of a participating interest to a Participant, (a) such Lender’s obligations hereunder shall remain unchanged for all purposes, (b) Borrower and Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations hereunder and (c) all amounts payable by Borrower shall be determined as if such Lender had not sold such participation and shall be paid directly to such Lender. No Participant shall have any direct or indirect voting rights hereunder except with respect to any event described in Section 10.1 expressly requiring the unanimous vote of all Lenders or, as applicable, all affected Lenders. Each Lender agrees to incorporate the requirements of the preceding sentence into each participation agreement which such Lender enters into with any Participant. Borrower agrees that if amounts outstanding under this Agreement are due and payable (as a result of acceleration or otherwise), each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this Agreement and with respect to any Letter of Credit to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement; provided that such right of set-off shall be subject to the obligation of each Participant to share with Lenders, and Lenders agree to share with each Participant, as provided in Section 2.12.5. Borrower also agrees that each Participant shall be entitled to the benefits of Section 3 as if it were a Lender (provided that no Participant shall receive any greater compensation pursuant to Section 3 than would have been paid to the participating Lender if no participation had been sold).
          10.9. Confidentiality.
     Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts Agent or such Lender applies to maintain the confidentiality of its own confidential information) to maintain as confidential all information provided to them by any Loan Party and designated as confidential, except that Agent and each Lender may disclose such information (a) to Persons employed or engaged by Agent or such Lender or any of their Affiliates in evaluating, approving, structuring or administering the Loans and the Commitments; (b) to any pledgee under Section 10.8.1(d), any assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this Section 10.9 (and any such assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any federal or state regulatory authority or examiner, or any insurance industry association, or as reasonably believed by Agent or such Lender to be compelled by any court decree, subpoena or legal or administrative order or process; (d) as, on the advice of Agent’s or such Lender’s counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any litigation to which Agent or such Lender is a party; (f) to any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender; (g) that ceases to be confidential through no fault of Agent or any Lender; (h) to a Person that is an investor or prospective investor in a Securitization (as defined below) that agrees that its access to information regarding Borrower and the Loans and Commitments is solely for purposes of evaluating an investment in such Securitization and who agrees to treat such information as confidential; (i) to a Person that is a trustee, collateral manager, servicer, noteholder or secured party in a Securitization in connection with the administration, servicing and reporting on the assets serving as collateral for such Securitization and who agrees to treat such information as confidential; or (j) to a nationally recognized rating agency that requires access to information regarding the Loans Parties, the Loans and the Loan Documents in connection with ratings issued with respect to a Securitization. For purposes of this Section 10.9, “Securitization” means a private offering by a Lender of securities which represent an interest in, or which are collateralized, in whole or in part, by the Loans. In each case where the Agent or Lender, as applicable, is compelled to disclose the confidential information, such Agent or Lender, as applicable, shall use commercially reasonable efforts to notify the Borrower prior to such disclosure; provided, that the failure to provide such notice shall not affect the right of such Agent or Lender, as applicable, to disclose the confidential information pursuant to clauses (c) or (d) above. Notwithstanding the foregoing, Borrower consents to the publication by Agent or any Lender of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement, and Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.
          10.10. Captions.
     Captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.
          10.11. Nature of Remedies.
     All Obligations of Borrower and rights of Agent and Lenders expressed herein or in any other Loan Document shall be in addition to and not in limitation of those provided by applicable law. No failure to exercise and no delay in exercising, on the part of Agent or any Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
          10.12. Counterparts.
     This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Agreement. Receipt by telecopy of any executed signature page to this Agreement or any other Loan Document shall constitute effective delivery of such signature page.
          10.13. Severability.
     The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.
          10.14. Entire Agreement.
     This Agreement, together with the other Loan Documents, embodies the entire agreement and understanding among the parties hereto and supersedes all prior or contemporaneous agreements and understandings of such Persons, verbal or written, relating to the subject matter hereof and thereof (except as relates to the fees described in Section 2.8.3) and any prior arrangements made with respect to the payment by Borrower of (or any indemnification for) any fees, costs or expenses payable to or incurred (or to be incurred) by or on behalf of Agent or Lenders.
          10.15. Successors; Assigns.
     This Agreement shall be binding upon Borrower, Lenders and Agent and their respective successors and assigns, and shall inure to the benefit of Borrower, Lenders and Agent and the successors and assigns of Lenders and Agent. No other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other

Loan Documents. Borrower may not assign or transfer any of its rights or Obligations under this Agreement without the prior written consent of Agent and each Lender.
          10.16. Governing Law.
     THIS AGREEMENT AND EACH NOTE SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.
          10.17. Forum Selection; Consent to Jurisdiction.
     ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF ILLINOIS OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS; PROVIDED THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. BORROWER HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF ILLINOIS AND OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE. BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF ILLINOIS. BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
          10.18. Waiver of Jury Trial.
     EACH OF BORROWER, AGENT AND EACH LENDER HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT, ANY NOTE, ANY OTHER LOAN DOCUMENT AND ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE FOREGOING, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.
[signature pages follow]

     The parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first set forth above.

AMERICAN WHOLESALE INSURANCE GROUP, INC.

By:	/s/ M. Steven DeCarlo

Title: President and Chief Executive Officer

MADISON CAPITAL FUNDING LLC,
as Agent and a Lender

By:	/s/ Trevor J. Clark

Title: Managing Director
[Signature Page to Credit Agreement]